Exhibit A

As filed with the Securities and Exchange Commission on November [●], 2017.

Registration No. 333-221081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CURO GROUP HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	**6199**	**90-0934597**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3527 North Ridge Road
Wichita, Kansas 67205
(316) 425-1410
(Address, including Zip Code, and Telephone Number, including Area Code, of registrant's principal executive offices)

Vin Thomas
Chief Legal Officer
3527 North Ridge Road
Wichita, Kansas 67205
(316) 425-1410
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Cristopher Greer	**F. Holt Goddard**
Willkie Farr & Gallagher LLP	**Jonathan Michels**
787 Seventh Avenue	**White & Case LLP**
New York, NY 10019	**1221 Avenue of the Americas**
(212) 728-8000	**New York, NY 10020**
	(212) 819-8200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐   Emerging growth company ☒
(Do not check if a
smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share...................	7,666,667	$16.00	$122,666,672	$15,272.00

(1) Includes an additional 1,000,000 shares that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid a registration fee of $12,450.00 in connection with the initial filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROJECT CAMELOT (CUR	Donnelley Financial	NY0146AM023944 12.5.9	ADG budhc0nd	14-Nov-2017 12:31 EST		418937 COV 1	43*
PROSPECTUS			NYM	06-Nov-2017 13:29 EST	COMP g20m31-3.0	PS PMT	4C

200Ff@TuxtsgoVYtQ

SUBJECT TO COMPLETION, DATED NOVEMBER [●], 2017

<u>6,666,667</u> Shares

CURO Group Holdings Corp.

Common Stock

We are selling <u>6,666,667</u> shares of our common stock.

This is the initial public offering of shares of common stock of CURO Group Holdings Corp. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between <u>$14.00</u> and <u>$16.00</u> per share. Our common stock <u>has been authorized for listing</u> on The New York Stock Exchange under the symbol "CURO."

We have granted the underwriters a 30-day option to purchase up to <u>1,000,000</u> shares from us at the initial public offering price, less the underwriting discounts and commissions.

We are an "emerging growth company" as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves risks. See "Risk Factors" on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CURO Group Holdings Corp. (before expenses)(1)
Per Share	$	$	$
Total	$	$	$

(1) See "Underwriting" for information relating to underwriting compensation, including certain expenses of the underwriters to be reimbursed by the Company.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   , 2017.

Credit Suisse   Jefferies   Stephens Inc.

William Blair

Janney Montgomery Scott

The date of this prospectus is   , 2017.

| PROJECT CAMELOT (CUR | Donnelley Financial | VDI-W7-PR3-1229 12.5.9 | ADG davip0cm | 16-Nov-2017 23:42 EST | | 418937 ROM 1 | 47* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

200Ff@TuxumIINJMs

TABLE OF CONTENTS

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities under applicable law. The information in this document may only be accurate on the date of this document regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy shares of our common stock in any circumstances under which such offer or solicitation is unlawful.

Dealer Prospectus Delivery Obligation

Until   ,   (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements before making an investment decision. The terms "we," "our," "us," "CURO" and the "Company," as used in this prospectus, refer to CURO Group Holdings Corp. and its consolidated subsidiaries, except where otherwise stated or where it is clear that the terms mean only CURO Group Holdings Corp. exclusive of its subsidiaries. Unless the context otherwise indicates or requires, the term "Curo Platform" and "platform," as used in this prospectus, refer to our Company's proprietary IT systems and operating platform.

Company Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the "Curo Platform," seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers' loan applications. Since 2010, we have extended $13.9 billion in total credit across approximately 36.5 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, "Speedy Cash" and "Rapid Cash," and launched our new brand "Avio Credit" in the United States in the second quarter of 2017. In the United Kingdom, we operate online as "Wage Day Advance" and, prior to their closure in the third quarter of 2017, our stores were branded "Speedy Cash." In Canada our stores are branded "Cash Money" and, we offer "LendDirect" installment loans online. As of September 30, 2017 our store network consisted of 405 locations across 14 U.S. states and seven Canadian provinces. As of September 30, 2017, we offered our online services in 26 U.S. states, five Canadian provinces and the United Kingdom.

We offer a broad range of consumer finance products including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. We have tailored our products to fit our customers' particular needs as they access and build credit. Our product suite allows us to serve a broader group of potential borrowers than most of our competitors. The flexibility of our products, particularly our installment and open-end products, allows us to continue serving customers as their credit needs evolve and mature. Our broad product suite creates a diversified revenue stream and our omni-channel platform seamlessly delivers our products across all contact points—we refer to it as "Call, Click or Come In." We believe these complementary channels drive brand awareness, increase approval rates, lower our customer acquisition costs and improve customer satisfaction levels and customer retention.

We serve the large and growing market of individuals who have limited access to traditional sources of consumer credit and financial services. We define our addressable market as underbanked consumers in the United States, Canada and the United Kingdom. According to a study by CFSI, there are as many as 121 million Americans who are currently underserved by financial services companies. According to studies by ACORN Canada and PWC, the statistics in Canada and the United Kingdom are similar, with an estimated 15% of Canadian residents (approximately 5 million individuals) and an estimated 20% to 25% of United Kingdom

PROJECT CAMELOT (CUR   Donnelley Financial   NY8690AM021467 12.5.9   ADG greaj0nd   **15-Nov-2017 11:06 EST**   **418937 TX 8**   51*

PROSPECTUS   NYM   **06-Nov-2017 13:29 EST**   **COMP**   PS   PMT   1C

- *Focus on customer experience*—We focus on customer service and experience and have designed our stores, website and mobile application interfaces to appeal to our customers' needs. We continue to augment our web and mobile app interfaces to enhance our "Call, Click or Come In" strategy, with a focus on adding functionality across all our channels. Our stores are branded with distinctive and recognizable signage, conveniently located and typically open seven days a week. Furthermore, we have highly experienced managers in our stores, which we believe is a critical component to driving customer retention, lowering acquisition costs and driving store-level margins. For example as of September 30, 2017, the average tenure for our U.S. store managers was over nine years and over 11 years for regional directors.

- *Strong compliance culture with centralized collections operations*—We seek to consistently engage in proactive and constructive dialogue with regulators in each of our jurisdictions and have made significant investments in best-practice automated tools for monitoring, training and compliance management. As of September 30, 2017, our compliance group consisted of 28 individuals based in all three countries in which we operate and our compliance management systems are integrated into our proprietary IT platform. Additionally, our in-house centralized collections strategy, supported by our proprietary back-end customer database and analytics team, drives an effective, compliant and highly-scalable model.

- *Demonstrated access to capital markets and diversified funding sources*—We have raised over $1.1 billion of debt financing in six separate offerings since 2008, most recently in October 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments" We also closed a $150 million nonrecourse installment loan financing facility in 2016 and have routinely accessed banks and other lenders for revolving credit capacity. We believe this is a significant differentiator from our peers who may have trouble accessing capital markets to fund their business models if credit markets tighten. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

- *Experienced and innovative management team and sponsor*—Our senior leadership team is among the most experienced in the industry with over a century of collective experience and an average tenure at CURO of over eight years. We also have deep bench strength across key functional areas including accounting, compliance, IT and legal. Our equity sponsor, FFL Partners, LLC, or FFL Partners, has been our partner since 2008 and has contributed significant resources to helping define our growth strategy.

- *History of growth and profitability*—Throughout our operating history we have maintained strong profitability and growth. Between 2010 and 2016 we grew revenue, Adjusted EBITDA, net income and Adjusted Earnings at a CAGR of 26.3%, 25.4%, 21.9% and 19.9%, respectively. At the same time, we have grown our product offerings to better serve our growing and expanding customer base.

Growth Strategy

- *Leverage our capabilities to continue growing installment and open-end products*—Installment and open-end products accounted for 58% of our consolidated revenue for the year ended December 31, 2016, up from 19% in 2010, and we believe that our customers greatly prefer these products. We believe that these products will continue to account for a greater share of our revenue and provide us a competitive advantage versus other consumer lenders with narrower product focus. We believe that our ability to continue to be successful in developing and managing new products is based upon our capabilities in three key areas.

    - *Underwriting:* Installment and open-end products generally have lower yields than single-pay products, which necessitates more stringent credit criteria supported by more sophisticated credit analytics. Our industry leading analytics platform combines data from over 71 million records associated with loan information from third-party reporting agencies and has helped to reduce average first-pay defaults in the United States by approximately 203 bps for the first nine months of 2017 compared to the first nine months of 2016.

- *Continue to improve the customer journey and experience*—We have projects in our development pipeline to enhance our "Call, Click or Come In" customer experience and execution, ranging from redesign of web and app interfaces to enhanced service features to payments optimization.

- *Enhance our network of strategic partnerships*—Our strategic partnership network generates applicants that we then close through our diverse array of marketing channels. By further leveraging these existing networks and expanding the reach of our partnership platform to include new relationships, we can increase the number of overall leads we receive.

Corporate and Other Information

The CURO business was founded in 1997. CURO Financial Technologies Corp., or CFTC (then known as Speedy Cash Holdings Corp.), was incorporated in Delaware on July 16, 2008. On September 10, 2008, our founders sold or otherwise contributed all of the outstanding equity of the various operating entities that comprised the CURO business to a wholly-owned subsidiary of CFTC in connection with an investment in CFTC by Friedman Fleischer & Lowe Capital Partners II, L.P. and its affiliated funds, or FFL Partners. CURO Group Holdings Corp. (then known as Speedy Group Holdings Corp.) was incorporated in Delaware on February 7, 2013 as the parent company of CFTC. On May 11, 2016, we changed the name of Speedy Group Holdings Corp. to CURO Group Holdings Corp. We similarly changed the names of some of its subsidiaries.

Our directors, including the Founder Holders, executive officers and the FFL Holders, currently collectively own approximately 89.36% of our common stock. Following the completion of this offering, our directors, including the Founder Holders, executive officers and the FFL Holders will beneficially own approximately 76.05% of our outstanding common stock. For additional information on the beneficial ownership of our common stock prior to and immediately after the completion of this offering, see "Principal Stockholders."

Our principal business office is located at 3527 North Ridge Road, Wichita, Kansas 67205. Our website address is *www.curo.com*. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company:

- we are required to have only two years of audited financial statements, two years of selected financial data and only two years of related "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

- we are not required to engage an auditor to report on the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act;

- we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding a supplement to the auditor's report providing additional information about the audit and the financial statements (*i.e.*, an auditor discussion and analysis);

- we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes";

The Offering

Issuer . . . . CURO Group Holdings Corp.

Offering price per share . . . . $

Common stock offered by us . . . . 6,666,667 shares (7,666,667 shares if the underwriters fully exercise their option to purchase additional shares).

Common stock to be outstanding immediately after completion of this offering . . . . 44,561,419 shares (45,561,419 shares if the underwriters fully exercise their option to purchase additional shares).

Use of proceeds . . . . We estimate that our net proceeds from this offering will be approximately $88.5 million (or $102.5 million if the underwriters fully exercise their option to purchase additional shares), based on an assumed price to the public in this offering of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use our net proceeds from this offering to purchase, redeem, defease or otherwise repay portions of the 12.00% Senior Secured Notes due 2022, or the 12.00% Senior Secured Notes, issued by CFTC and pay fees, expenses, premiums and accrued interest in connection therewith. See "Use of Proceeds."

Dividend policy . . . . See "Dividend Policy" for a discussion of our policy on paying dividends.

Directed share program . . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock in this offering for employees, directors and other persons associated with us who have expressed an interest in purchasing our common stock in the offering. If purchased by certain of these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares they do not purchase will be offered by the underwriters to the general public on the same terms as the other shares in this offering. See "Underwriting."

Proposed listing symbol . . . . Our common stock has been authorized for listing on The New York Stock Exchange under the symbol "CURO."

Risk factors . . . . Investing in our common stock involves substantial risks. You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.


200Ff@Tuxu6WW0=t'

| PROJECT CAMELOT (CUR | Donnelley Financial | NY8690AM021467 12.5.9 | ADG greaj0nd | 15-Nov-2017 11:07 EST | | 418937 TX 15 | 48* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

The number of shares of our common stock to be outstanding after this offering is based on 37,894,752 shares outstanding as of September 30, 2017 and excludes:

- 1,977,480 shares of our common stock issuable upon the exercise of options outstanding as of November 8, 2017 at a weighted average price of $3.04 per share;

- 5,000,000 shares of our common stock reserved for issuance pursuant to our 2017 Incentive Plan as of November 8, 2017; and

- 2,500,000 shares of our common stock reserved for issuance pursuant to our Employee Stock Purchase Plan as of November 8, 2017.

Unless we specifically state otherwise, the information in this prospectus assumes:

- that the price to the public of our common stock in this offering will be $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

- that holders will not exercise options issued under our equity incentive plans;

- the application of a 36-for-1 split of our common stock to occur immediately prior to the completion of this offering;

- the filing of our amended and restated certificate of incorporation to occur immediately prior to the completion of this offering; and

- the underwriters do not exercise their option to purchase additional shares of common stock from us in this offering.

Summary Consolidated Financial And Other Data

Set forth below is our summary consolidated financial and other data as of and for the periods indicated. We have derived the summary consolidated financial and other data as of and for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We have derived the summary consolidated financial and other data as of and for the nine month periods ended September 30, 2017 and 2016 from our unaudited consolidated financial statements that are included elsewhere in this prospectus and that, in our opinion, include all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such information. Our historical results for any prior period are not necessarily indicative of results we may expect or achieve in any future period. Our results for any interim period are not necessarily indicative of results we may achieve during a full year.

The following information is only a summary and may not be complete. Accordingly, you should read these summary consolidated financial data in conjunction with the sections entitled "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

(in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,	
	2017	2016	2016	2015
Consolidated Statements of Income Data:				
Revenue	$696,643	$609,692	$828,596	$813,131
Provision for losses	226,523	177,756	258,289	281,210
Net revenue	470,120	431,936	570,307	531,921
Cost of providing services				
Salaries and benefits	79,554	79,359	104,541	107,059
Occupancy	41,421	40,368	54,509	53,288
Office	15,519	14,294	20,463	19,929
Other costs of providing services	40,954	39,385	53,617	47,380
Advertising	35,599	28,925	43,921	65,664
Total cost of providing services	213,047	202,331	277,051	293,320
Gross margin	257,073	229,605	293,256	238,601
Operating (income) expense				
Corporate and district	103,605	95,109	125,119	129,046
Interest expense	60,694	48,179	64,334	65,020
Loss (gain) on extinguishment of debt	12,458	(6,991)	(6,991)	—
Restructuring	7,393	2,967	3,618	4,291
Goodwill and intangible asset impairment charges	—	—	—	2,882
Other (income) expense	192	(559)	(845)	1,488
Total operating expense	184,342	138,705	185,235	202,727
Net income before taxes	72,731	90,900	108,021	35,874
Provision for income tax expense	29,988	35,041	42,577	18,105
Net income	$ 42,743	$ 55,859	$ 65,444	$ 17,769
Basic earnings per share(1)	$ 1.13	$ 1.47	$ 1.73	$ 0.47
Diluted earnings per share(1)	$ 1.10	$ 1.44	$ 1.69	$ 0.46

(1) The per share information has been adjusted to give effect to the 36-for-1 stock split approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

(in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,	
	2017	2016	2016	2015
Non-GAAP Statement of Operations Data and Other Operating Data (unaudited):				
Adjusted Earnings(2)	$ 59,372	$ 55,688	$ 66,411	$ 24,656
EBITDA(3)	$147,545	$153,323	$191,260	$120,006
Adjusted EBITDA(4)	$173,257	$150,260	$189,361	$130,876
Adjusted EBITDA Margin(5)	24.9%	24.6%	22.9%	16.1%
Gross Margin Percentage(6)	36.9%	37.7%	35.4%	29.3%
Number of stores (at period end)	405	420	420	420
Selected Balance Sheet Data (at period end):				
Cash	$ 95,545	$175,418	$193,525	$100,561
Gross loans receivable	$393,423	$244,602	$286,196	$252,180
Less: allowance for loan losses	(71,271)	(33,302)	(39,192)	(32,948)
Loans receivable, net	$322,152	$211,300	$247,004	$219,232
Total assets	$762,139	$721,119	$780,798	$666,017
Total liabilities (including debt)	$696,249	$682,716	$739,943	$685,399
Total stockholders' equity (deficit)	$ 65,890	$ 38,403	$ 40,855	$(19,382)

(2) We define Adjusted Earnings as net income plus or minus certain non-cash or other adjusting items. We provide Adjusted Earnings in this prospectus because our management finds its useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted Earnings and how we use it, including a reconciliation of Adjusted Earnings to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(3) We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We provide EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of EBITDA and how we use it, along with a reconciliation of EBITDA to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(4) We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, plus or minus certain non-cash or other adjusting items. We provide Adjusted EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted EBITDA and how we use it, along with a reconciliation of Adjusted EBITDA to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(5) Calculated as Adjusted EBITDA as a percentage of revenue.

(6) Calculated as Gross Margin as a percentage of revenue.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to the Regulation of Our Industry

The CFPB promulgated new rules applicable to our loans that could have a material adverse effect on our business and results of operations.

The CFPB adopted a new rule applicable to payday vehicle title, and certain high-cost installment loans in October 2017, which we refer to as the CFPB Rule, with most provisions becoming effective in August 2019. See "Regulatory Environment and Compliance—U.S. Regulations—U.S. Federal Regulations—CFPB Rule." This CFPB Rule establishes ability-to-repay, or ATR, requirements for "covered short-term loans," such as our single-payment loans, and for "covered longer-term balloon-payment loans," such as our revolving lines of credit, as currently structured. It establishes "penalty fee prevention" provisions that will apply to all of our loans, including our covered short-term loans, covered longer-term balloon-payment loans and our installment loans, which are "covered longer-term loans" under the CFPB Rule.

Covered short-term loans are consumer loans with a term of 45 days or less. Covered longer-term balloon payment loans include consumer loans with a term of more than 45 days where (i) the loan is payable in a single payment, (ii) any payment is more than twice any other payment, or (iii) the loan is a multiple advance loan that may not fully amortize by a specified date and the final payment could be more than twice the amount of other minimum payments. Covered longer-term loans are consumer loans with a term of more than 45 days where (i) the total cost of credit exceeds an annual rate of 36%, and (ii) the lender obtains a form of "leveraged payment mechanism" giving the lender a right to initiate transfers from the consumer's account. Post-dated checks, authorizations to initiate ACH payments and authorizations to initiate prepaid or debit card payments are all leveraged payment mechanisms under the CFPB Rule. While there are certain coverage exceptions—for example, an exception for typical pawn loans—they do not apply to our loans.

The ATR provisions of the CFPB Rule apply to covered short-term loans and covered longer-term balloon-payment loans but not to covered longer term loans. Under these provisions, to make a covered short-term loan or a covered longer-term balloon-payment loan, a lender has two options.

- A "full payment test," under which the lender must make a reasonable determination of the consumer's ability to repay the loan in full and cover major financial obligations and living expenses over the term of the loan and the succeeding 30 days. Under this test, the lender must take account of the consumer's basic living expenses and obtain and generally verify evidence of the consumer's income and major financial obligations.

- A "principal-payoff option," under which the lender may make up to three sequential loans, without engaging in an ATR analysis. The first of these so-called Section 1041.6 Loans in any sequence of Section 1041.6 Loans without a 30-day cooling off period between them is limited to $500, the second is limited to two-thirds of the first and the third is limited to one-third of the first. A lender may not use this option if (1) the consumer had in the past 30 days an outstanding covered short-term loan or an outstanding longer-term balloon-payment loan that is not a Section 1041.6 Loan, or (2) the new Section 1041.6 Loan would result in the consumer having more than six covered short-term loans (including Section 1041.6 Loans) during a consecutive 12-month period or being in debt for more than 90 days on such loans during a consecutive 12-month period. For Section 1041.6 Loans, the lender cannot take vehicle security or structure the loan as open-end credit.

We believe that conducting a comprehensive ATR analysis will be costly and that many of our short-term borrowers will not be able to pass a full payment test. Accordingly, we expect that the full payment test option will have little if any utility for us. The option to make Section 1041.6 Loans using the principal-payoff option may be more viable but the restrictions on these loans under the CFPB Rule will significantly reduce the permitted borrowings by individual consumers. Although we hope that the CFPB Rule will produce offsetting industry consolidation to our benefit, there can be no assurance that any positive effects from such a consolidation will be sufficient to compensate for the adverse impact the ATR provisions will have on individual borrowings.

The CFPB Rule's penalty fee prevention provisions, which will apply to all covered loans, may have a greater impact on our operations than the ATR provisions of the CFPB Rule. Under these provisions, if two consecutive attempts to collect money from a particular account of the borrower are unsuccessful due to insufficient funds, the lender cannot make any further attempts to collect from such account unless and until it provides notice of the unsuccessful attempts to the borrower and obtains from the borrower a new and specific authorization for additional payment transfers. Obtaining such authorization will be costly and in many cases not possible.

Additionally, the penalty fee prevention provisions will require the lender generally to give the consumer at least three business days advance notice before attempting to collect payment by accessing a consumer's checking, savings, or prepaid account. These requirements will necessitate revisions to our payment, customer notification, and compliance systems and create delays in initiating automated collection attempts where payments we initiate are initially unsuccessful.

In short, if and when the CFPB Rule goes into effect, the penalty fee prevention provisions will require substantial modifications in our current practices. These modifications would increase costs and reduce revenues. Accordingly, this aspect of the CFPB Rule could have a substantial adverse impact on our results of operations. However, as of the date hereof, these provisions will not become effective before July 2019, at the earliest, and the CFPB Rule remains subject to potential override by disapproval under the Congressional Review Act. Moreover, the current CFPB Director has announced his resignation, effective as of the end of November 2017. His successor could suspend, delay, modify or withdraw the CFPB Rule. Further, we expect that important elements of the CFPB Rule will be subject to legal attack, including application of the penalty fee provisions to card payments (where issuing banks do not charge penalty fees on declined transactions). Thus, it is impossible to predict whether and when the CFPB Rule (and the penalty fee provisions) will go into effect and, if so, whether and how it (and they) might be modified. While we will make every effort to be in compliance with the new CFPB Rule by July 2019, we make no assurances that we will be fully compliant by the time the rule becomes effective. For a further discussion of the CFPB Rule and the impact it may have on our operations, see "Regulatory Environment and Compliance — U.S. Regulations — U.S. Federal Regulations — CFPB Rule" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Potential Future Impact of CFPB Rule."

Our industry is strictly regulated everywhere we operate, and these regulations could have an adverse effect on our business and results of operations.

We are subject to substantial regulation everywhere we operate. In the United States and Canada, our business is subject to a variety of statutes and regulations enacted by government entities at the federal, state or provincial, and municipal levels. In the United Kingdom, we are subject to statutes and regulations enacted by including fines, penalties, consumer redress, disgorgement of profits, adverse changes to our business and being forced to cease operations in applicable jurisdictions. Any of these could have a material adverse effect on our business and results of operations. Our compliance with applicable laws and regulations could also be challenged in class action lawsuits that could adversely affect our business and results of operations.

In addition to the anticipated refund offer, at least in part to meet CFPB expectations, we have made in recent years, and are continuing to make, certain enhancements to our compliance procedures and consumer disclosures. For example, we are in the process of evaluating our payment practices. Even in advance of the effective date of the CFPB Rule (and even if the CFPB Rule does not become effective), it is possible that we will make changes to these practices in a manner that will increase costs and/or reduce revenues.

The regulations to which we are subject change from time to time, and future changes, including some that have been proposed, could restrict us in ways that adversely affect our business and results of operations.

The laws and regulations to which we are subject change from time to time, and there has been a general increase in the volume and burden of laws and regulations that apply to us in the jurisdictions in which we operate, at the federal, state, provincial and municipal levels. We describe certain proposed laws and regulations that could apply to our business in greater detail under "Regulatory Environment and Compliance" elsewhere in this prospectus.

At the U.S. federal level for example, in 2017 the CFPB adopted the CFPB Rule and a final rule prohibiting the use of mandatory arbitration clauses with class action waivers in consumer financial services contracts, or the CFPB Anti-Arbitration Rule. On November 1, 2017, the President approved a congressional resolution under the Congressional Review Act overturning the CFPB Anti-Arbitration Rule. Accordingly, the rule will not become effective, and, pursuant to the Congressional Review Act, substantially similar rules may only be reissued with specific legislative authorization. Additionally, the CFPB has announced tentative plans to propose rules affecting debt collection, debt accuracy and verification. Also, during the past few years, legislation, ballot initiatives and regulations have been proposed or adopted in various states that would prohibit or severely restrict our short-term consumer lending. We, along with others in the short-term consumer loan industry, intend to continue to inform and educate federal, state and local legislators and regulators and to oppose legislative or regulatory actions and ballot initiatives that would prohibit or severely restrict short-term consumer loans. Nevertheless, if changes in law with that effect were taken nationwide or in states in which we have a significant number of stores, such changes could have a material adverse effect on our loan-related activities and revenues.

In Canada, most of the provinces have proposed or enacted legislation or regulations that limit the amount that lenders offering single-pay loans may charge or that limit certain business practices of single-pay lenders. Some provinces have also proposed or enacted legislation or regulations that impose a higher regulatory burden on installment loans or open-end loans that are determined to be "high cost." In the United Kingdom, Parliament and the applicable regulatory bodies have been expanding laws and regulations applicable to our industry, including proposals that would expand rules of conduct and similar duties of responsibility to certain senior managers and other employees of our businesses and that could change the price cap applicable to certain consumer loans, including the scope of loans subject to the cap. There are also forthcoming regulatory changes due to come into force in 2017 and 2018 relating to the implementation of new EU data protection and anti-money laundering laws in the United Kingdom, to replace or supplement U.K. legislation in these areas. Compliance with the new regulations is expected to be more onerous than the existing regime.

We expect that the interest in increasing the regulation of our industry will continue. It is possible that the laws and regulations currently proposed, or other future laws and regulations, will be enacted and will adversely affect our pricing, product mix, compliance costs, or other business activities in a way that is detrimental to our results of operations.

Existing or new local regulation of our industry could adversely affect our business and results of operations.

In recent years, a number of local laws have been passed by municipalities that regulate aspects of our business. For example, a number of municipalities have sought to use zoning and occupancy regulations to limit consumer lending storefronts. If additional local laws are passed that affect our business, this could materially restrict our business operations, increase our compliance costs or exacerbate the risks associated with the complexity of our regulatory environment.

Approximately 45 different Texas municipalities have enacted ordinances that regulate aspects of products offered under our credit access business or CAB programs, including loan sizes and repayment terms. The Texas ordinances have forced us to make substantial changes to the loan products we offer and have resulted in litigation initiated by the City of Austin challenging the terms of our modified loan products. We believe that: (i) the Austin ordinance (like its counterparts elsewhere in the state) conflicts with Texas state law and (ii) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed this decision and remanded the case to the trial court for further proceedings consistent with its opinion (including, presumably, a decision on our second argument). However, in October 2017 we appealed this appellate decision. Accordingly, we will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

The regulatory environment in which we operate is very complex, which increases our costs of compliance and the risk that we may fail to comply in ways that adversely affect our business.

The regulatory environment in which we operate is very complex, with applicable regulations being enacted by multiple agencies at each level of government. Accordingly, our regulatory requirements, and consequently, the actions we must take to comply with regulations, vary considerably among the many jurisdictions where we operate. Managing this complex regulatory environment is difficult and requires considerable compliance efforts. It is costly to operate in this environment, and it is possible that our costs of compliance will increase materially over time. This complexity also increases the risks that we will fail to comply with regulations in a way that could have a material adverse effect on our business and results of operations.

Judicial decisions could potentially render our arbitration agreements unenforceable.

We include pre-dispute arbitration provisions in our loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court. Our arbitration provisions explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability.

In July 2017, the CFPB issued the CFPB Anti-Arbitration Rule, designed to prohibit the use of mandatory arbitration clauses with class action waivers in agreements for consumer financial services products. However, on November 1, 2017, the President approved a congressional resolution under the Congressional Review Act overturning the CFPB Anti-Arbitration Rule. Accordingly, the rule will not become effective, and, pursuant to the Congressional Review Act, substantially similar rules may only be reissued with specific legislative authorization.

Our use of pre-dispute arbitration provisions will remain dependent on whether courts continue to enforce these provisions. We take the position that the Federal Arbitration Act, or the FAA, requires that arbitration agreements containing class action waivers of the type we use be enforced in accordance with their terms. In the control over financial reporting document and test their effectiveness in accordance with an established internal control framework, and, after our first annual report, to report on our conclusions as to the effectiveness of our internal controls. Likewise, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. As described in the previous risk factor, we expect to qualify as an emerging growth company upon the completion of this offering and could potentially qualify as an emerging growth company until December 31, 2022. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or in remediating any weaknesses discovered in the internal controls, could harm our operating results, cause us to fail to meet our reporting obligations, or require us to restate our financial statements from prior periods. Any of these could lead investors to lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We may not pay regular cash dividends on our common stock and, consequently, your ability to achieve a return on your investment may depend on appreciation in the price of our common stock.

Any decision to declare and pay dividends will be dependent on a variety of factors, including earnings, cash flow generation, financial position, results of operations, the terms of our indebtedness and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The terms of our indebtedness limit the ability of CFTC to pay dividends to CURO Group Holdings Corp., which would be necessary for us to pay dividends on our common stock. For more information, see "Dividend Policy." As a result, you should not rely on an investment in our common stock to provide dividend income and the success of an investment in our common stock may depend upon an appreciation in its value.

Future offerings of debt or equity securities may rank senior to our common stock and may result in dilution of your investment.

If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. We may also issue preferred equity, which will have superior rights relative to our common stock, including with respect to voting and liquidation.

Furthermore, if we raise additional capital by issuing new convertible or equity securities at a lower price than the initial public offering price, your interest will be diluted. This may result in the loss of all or a portion of your investment. If our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our common stock at a lower price than the initial public offering price.

Because our decision to issue debt, preferred or other equity or equity-linked securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their shareholdings in us.

The market price of our common stock could be negatively affected by future sales of our common stock.

If we or our existing stockholders, our directors, their affiliates, or our executive officers, sell, or are perceived as intending to sell, a substantial number of our common stock in the public market, the market price of our common stock could decrease significantly.

We, our executive officers and directors and certain of our significant stockholders have agreed with the underwriters not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC.

These shares of common stock will be freely tradable (subject to certain current public information requirements) after the expiration date of the lock-up agreements, excluding any acquired or held by persons who may be deemed to be our "affiliates" as defined in Rule 144 under the Securities Act, which will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. At any time following the closing of this offering, subject, however, to the 180-day lock-up agreement entered into with the underwriters, the holders of 33,862,572 shares of our common stock are entitled to require that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement would be freely transferable.

In addition, on or as soon as practicable after, the effective date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act registering 9,477,480 shares of our common stock reserved for future issuance under our equity incentive plans. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Purchasing our common stock through this offering will result in an immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See "Dilution."

Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. Among other things, these provisions:

- permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- provide that our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

- restrict the forum for certain litigation against us to Delaware;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

- establish a classified board of directors with three staggered classes of directors, where directors may only be removed for cause (unless we de-classify our board of directors);

- require that actions to be taken by our stockholders be taken only at an annual or special meeting of our stockholders, and not by written consent; and

- establish certain limitations on convening special stockholder meetings.

These provisions may delay or prevent attempts by our stockholders to replace members of our management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers or investors aiming to effect changes in management to negotiate with our board of directors and by providing our board of directors with more time to assess any proposal. However, such anti-takeover provisions could also depress the price of our common stock by acting to delay or prevent a change in control of us.

For information regarding these and other provisions, see "Description of Capital Stock."

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits.

The FFL Holders and Founder Holders will together own more than 50% of our common stock, and their interests may conflict with ours or yours in the future.

Immediately following this offering, investment funds associated with the FFL Holders and the Founder Holders will beneficially own approximately 28.67% and 44.81% of our common stock, respectively, or approximately 28.06% and 43.86%, respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, the FFL Holders and the Founder Holders will collectively have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the FFL Holders together with Founder Holders may have an interest in pursuing acquisitions, divestitures and other transactions that, in their respective judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the FFL Holders together with the Founder Holders could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets.

Prior to the completion of this offering, we, the FFL Holders and the Founder Holders expect to enter into the Amended and Restated Investor Rights Agreement. See "Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Investor Rights Agreement."

The FFL Holders and their affiliated funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 6,666,667 shares of common stock that we are offering will be approximately $88.5 million, at an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and offering expenses. If the underwriters fully exercise their option to purchase additional shares, we estimate that our net proceeds will be approximately $102.5 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by $6.2 million, assuming the underwriters do not exercise their option to purchase additional shares and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use the net proceeds from this offering to purchase, redeem, defease or otherwise repay portions of the 12.00% Senior Secured Notes issued by CFTC and pay fees, expenses, premiums and accrued interest in connection therewith. CFTC issued $470 million aggregate principal amount of the 12.00% Senior Secured Notes on February 15, 2017 in a private offering exempt from the registration requirements of the Securities Act and used the proceeds of that offering, together with available cash, to redeem Curo Intermediate's outstanding 10.75% Senior Secured Notes due 2018, redeem our 12.00% Senior Cash Pay Notes due 2017 and pay fees, expenses, premiums and accrued interest in connection therewith. On November 2, 2017, CFTC issued $135 million aggregate principal amount of additional 12.00% Senior Secured Notes in a private offering exempt from the registration requirements of the Securities Act and used the proceeds from that offering, together with available cash, to pay a cash dividend to our stockholders and pay fees and expenses in connection therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments."

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds we receive in this offering in short-term and intermediate term interest-bearing obligations, investment grade investments, certificates of deposit or direct or guaranteed U.S. government obligations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

- on an actual basis;

- on an as adjusted basis to give effect to (1) the issuance of $135 million aggregate principal amount of additional 12.00% Senior Secured Notes by CFTC and (2) our declaration and payment of a $140 million dividend, all of which occurred on November 2, 2017, collectively referred to as the Offering Adjustments; and

- on a pro forma basis to give effect to the Offering Adjustments, the issuance and sale by us of 6,666,667 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and our receipt and application of the net proceeds therefrom as described in "Use of Proceeds."

The information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with "Summary," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Underwriting" and our unaudited interim and audited annual consolidated financial statements and the related notes included elsewhere in this prospectus.

| | As of September 30, 2017 | | |
(in thousands, except share data)	Actual	As Adjusted	Pro Forma(2)
Cash and cash equivalents(1)	$ 95,545	$ 90,545	$ 90,545
Debt			
Non-Recourse U.S. SPV Facility	$116,590	$116,590	$116,590
12.00% Senior Secured Notes(3)	470,000	605,000	526,000
Subordinated shareholder debt	2,401	2,401	2,401
Total debt	588,991	723,991	644,991
Equity			
Common Stock, $0.001 par value; 72,000,000 shares authorized and 37,894,752 shares issued and outstanding, actual; and 225,000,000 shares authorized and 37,894,752 shares issued and outstanding, pro forma(4)	$ 1	$ 1	$ 1
(Dividends in excess of paid-in capital)/ Paid-in capital	(35,686)	(35,686)	52,814
Retained earnings	143,079	3,079	(6,421)
Accumulated other comprehensive loss	(41,504)	(41,504)	(41,504)
Total stockholders' equity	65,890	(74,110)	4,890
Total capitalization	$654,881	$649,881	$649,881

(1) As Adjusted amount does not reflect the payment of fees and expenses related to the Additional Notes Offering or any issue premium associated with the 12.00% Senior Secured Notes.

(2) Each $1.00 of increase (decrease) in the public offering price per share would increase (decrease) our total stockholders' equity by $5.6 million (assuming the underwriters do not exercise their option to purchase additional shares).

(3) As Adjusted amount does not reflect any issue premium associated with the 12.00% Senior Secured Notes.

(4) The information regarding our common stock takes into account a 36-for-1 split of our common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement and the pro forma information regarding our common stock also takes into account the filing of our amended and restated certificate of incorporation, that will occur immediately prior to the closing of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the total number of shares of common stock outstanding as of September 30, 2017.

Our net tangible book value as of September 30, 2017 was a deficit of $112.8 million, or $2.76 per share of common stock. After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses, our net tangible book value as of September 30, 2017 would have been a deficit of $24.3 million, or approximately $0.51 per share. This amount represents an immediate increase in net tangible book value of $2.25 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $15.51 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$15.00
Net tangible book value (deficit) per share as of September 30, 2017.	$(2.76)
Increase in net tangible book value per share attributable to new investors in this offering	$ 2.25
Net tangible book value (deficit) per share after this offering.	$ (0.51)
Dilution per share to new investors	$15.51

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our net tangible book value after the offering by approximately $6.2 million, or approximately $0.13 per share, and the dilution per share to investors participating in this offering by approximately $0.87 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase 1,000,000 additional shares of common stock from us in this offering, the net tangible book value per share after the offering would be a deficit of $0.21 per share, the increase in the net tangible book value per share to existing stockholders would be $2.54 per share and the dilution to new investors purchasing common stock in this offering would be $15.21 per share.

We have not issued any shares of common stock in the last five years.

Following this offering, our existing stockholders will hold 85.04% of our common stock, and new investors will hold 14.96% of our common stock (excluding options and restricted stock unit awards granted to existing stockholders). If the underwriters fully exercise their option to purchase additional shares, our existing stockholders would hold 83.17% of our common stock, and new investors would hold 16.83% of our common stock.

The above discussion is based on 37,894,752 shares of common stock outstanding as of September 30, 2017 after giving effect to a 36-for-1 split of our common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement, and excludes:

- 1,977,480 shares of our common stock issuable upon the exercise of options outstanding as of November 8, 2017 at a weighted average price of $3.04 per share;

- 5,000,000 shares of our common stock reserved for issuance pursuant to our 2017 Incentive Plan as of November 8, 2017; and

- 2,500,000 shares of our common stock reserved for issuance pursuant to our Employee Stock Purchase Plan as of November 8, 2017.

SELECTED CONSOLIDATED FINANCIAL DATA

Set forth below is our selected consolidated financial data as of and for the periods indicated. We have derived the selected consolidated financial data as of and for the years ended December 31, 2016 and 2015 from our audited consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. We have derived the selected consolidated financial data as of and for the nine month periods ended September 30, 2017 and 2016 from our unaudited consolidated financial statements that are included elsewhere in this prospectus and that, in our opinion, include all adjustments, consisting of normal, recurring adjustments, necessary for the fair presentation of such information. Our historical operating results are not necessarily indicative of results we may expect or achieve in any future period. Our results for the nine months ended September 30, 2017 are not necessarily indicative of results we may achieve during a full year.

The following information is only a summary and may not be complete. Accordingly, you should read these selected consolidated financial data in conjunction with the sections entitled "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

(in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,	
	2017	2016	2016	2015
Consolidated Statements of Income Data:				
Revenue	$696,643	$609,692	$828,596	$813,131
Provision for losses	226,523	177,756	258,289	281,210
Net revenue	470,120	431,936	570,307	531,921
Cost of providing services				
Salaries and benefits	79,554	79,359	104,541	107,059
Occupancy	41,421	40,368	54,509	53,288
Office	15,519	14,294	20,463	19,929
Other costs of providing services	40,954	39,385	53,617	47,380
Advertising	35,599	28,925	43,921	65,664
Total cost of providing services	213,047	202,331	277,051	293,320
Gross margin	257,073	229,605	293,256	238,601
Operating (income) expense				
Corporate and district	103,605	95,109	125,119	129,046
Interest expense	60,694	48,179	64,334	65,020
Loss (gain) on extinguishment of debt	12,458	(6,991)	(6,991)	—
Restructuring costs	7,393	2,967	3,618	4,291
Goodwill and intangible asset impairment charges	—	—	—	2,882
Other (income)/expense	192	(559)	(845)	1,488
Total operating expense	184,342	138,705	185,235	202,727
Net income before taxes	72,731	90,900	108,021	35,874
Provision for income tax expense	29,988	35,041	42,577	18,105
Net income	$ 42,743	$ 55,859	$ 65,444	$ 17,769
Basic earnings per share(1)	$ 1.13	$ 1.47	$ 1.73	$ 0.47
Diluted earnings per share(1)	$ 1.10	$ 1.44	$ 1.69	$ 0.46

(1) The per share information has been adjusted to give effect to the 36-for-1 stock split approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021391 12.5.9	ADG feucs0nd	14-Nov-2017 12:39 EST		418937 TX 50	53*
PROSPECTUS			NYM	06-Nov-2017 13:29 EST	COMP	PS PMT	1C

200Ff@Tuxtsp=ddMd

(in thousands, except per share data)	Nine Months Ended September 30, (unaudited)		Year Ended December 31,	
	2017	2016	2016	2015
Non-GAAP Statement of Operations Data and Other Operating Data (unaudited):				
Adjusted Earnings(2)	$ 59,372	$ 55,688	$ 66,411	$ 24,656
EBITDA(3)	$147,545	$153,323	$191,260	$120,006
Adjusted EBITDA(4)	$173,257	$150,260	$189,361	$130,876
Adjusted EBITDA Margin(5)	24.9%	24.6%	22.9%	16.1%
Gross Margin Percentage(6)	36.9%	37.7%	35.4%	29.3%
Number of stores (at period end)	405	420	420	420
Selected Balance Sheet Data (at period end)				
Cash	$ 95,545	$175,418	$193,525	$100,561
Gross loans receivable	$393,423	$244,602	$286,196	$252,180
Less: allowance for loan losses	(71,271)	(33,302)	(39,192)	(32,948)
Loans receivable, net	$322,152	$211,300	$247,004	$219,232
Total assets	$762,139	$721,119	$780,798	$666,017
Total liabilities (including debt)	$696,249	$682,716	$739,943	$685,399
Total stockholders' equity	$ 65,890	$ 38,403	$ 40,855	$ (19,382)

(2) We define Adjusted Earnings as net income plus or minus certain non-cash or other adjusting items. We provide Adjusted Earnings in this prospectus because our management finds its useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted Earnings and how we use it, including a reconciliation of Adjusted Earnings to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(3) We define EBITDA as earnings before interest, income taxes, depreciation and amortization. We provide EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of EBITDA and how we use it, along with a reconciliation of EBITDA to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(4) We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, plus or minus certain non-cash or other adjusting items. We provide Adjusted EBITDA in this prospectus because our management finds it useful in evaluating the performance and underlying operations of our business. We provide a detailed description of Adjusted EBITDA and how we use it, along with a reconciliation of Adjusted EBITDA to net income, under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information."

(5) Calculated as Adjusted EBITDA as a percentage of revenue.

(6) Calculated as Gross Margin as a percentage of revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." We undertake no obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the date of this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform in our industry that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the "Curo Platform," seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers' loan applications. Since 2010, we have extended $13.9 billion in total credit across approximately 36.5 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, "Speedy Cash" and "Rapid Cash," and launched our new brand "Avio Credit" in the United States in the second quarter of 2017. In the United Kingdom we operate online as "Wage Day Advance" and "Juo Loans" and, prior to their closure in the third quarter of 2017, our stores were branded "Speedy Cash." In Canada our stores are branded "Cash Money" and we offer "LendDirect" installment loans online. As of September 30, 2017, our store network consisted of 405 locations across 14 U.S. states and seven Canadian provinces. As of September 30, 2017, we offered our online services in 26 U.S. states, five Canadian provinces, and the United Kingdom.

Company History

The CURO business was founded in 1997 to meet the growing needs of consumers looking for access to credit. The Company set out to offer a variety of convenient, easily-accessible financial and loan services and over its 20 years of operations, expanded across the United States, Canada and the United Kingdom.

CURO Financial Technologies Corp., or CFTC (then known as Speedy Cash Holdings Corp.), was incorporated in Delaware on July 16, 2008. On September 10, 2008, our founders sold or otherwise contributed all of the outstanding equity of the various operating entities that comprised the CURO business to a wholly-owned subsidiary of CFTC in connection with an investment in CFTC by Friedman Fleischer & Lowe Capital Partners II, L.P. and its affiliated funds, or FFL Partners. CURO Group Holdings Corp. (then known as Speedy Group Holdings Corp.) was incorporated in Delaware on February 7, 2013 as the parent company of CFTC. On May 11, 2016, we changed the name of Speedy Group Holdings Corp. to CURO Group Holdings Corp. We similarly changed the names of some of its subsidiaries.

In May 2011, we completed the acquisition of Cash Money Group, Inc., a Canadian entity, for approximately $104.5 million.

In August 2012, we completed the acquisition of The Money Store, L.P., a Texas limited partnership which operated as The Money Box® Check Cashing for approximately $26.1 million.

In February 2013, we completed the acquisition of Wage Day Advance Limited, a United Kingdom entity, for approximately $80.9 million. We subsequently effected a corporate name change of Wage Day Advance Limited to CURO Transatlantic Limited, although we still operate online in the United Kingdom as Wage Day Advance.

In October 2015, we opened a state-of-the-art fintech office in Chicago to continue to attract and retain talented IT development and data science professionals. As of September 30, 2017, this office was staffed with 24 professionals.

In March 2016, we launched LendDirect, an online Installment Loan brand in Alberta, Canada. These loans are now offered in four provinces.

In June 2017, we launched Avio Credit, an online Installment Loan brand in the U.S. market. These loans are currently available in California, Missouri, South Carolina and Wisconsin.

Recent Developments

Additional Notes Offering and Dividend

On November 2, 2017, CFTC issued $135 million principal amount of additional 12.00% Senior Secured Notes in a private offering exempt from the registration requirements of the Securities Act, or the Additional Notes Offering. The proceeds from the Additional Notes Offering were used, together with available cash, to (i) pay a cash dividend, in an amount of $140 million, to CFTC's sole stockholder, the Company, and ultimately our stockholders and (ii) pay fees, expenses, premiums and accrued interest in connection with the Additional Notes Offering. CFTC received the consent of the holders holding a majority in the outstanding principal amount outstanding of the current 12.00% Senior Secured Notes to a one-time waiver with respect to the restrictions contained in Section 5.07(a) of the indenture governing the 12.00% Senior Secured Notes to permit the dividend.

Senior Secured Revolving Loan Facility

On September 1, 2017, we closed a $25 million Senior Secured Revolving Loan Facility, or the Senior Revolver. The negative covenants of the Senior Revolver generally conform to the related provisions of the Indenture governing the 12.00% Senior Secured Notes. We believe this facility complements our other financing sources, while providing seasonal short-term liquidity. Under the Senior Revolver, there is $25 million maximum availability, including up to $5 million of standby letters of credit, for a one-year term, renewable for successive terms following annual review. The Senior Revolver accrues interest at the one-month LIBOR (which may not be negative) plus 5.00% per annum and is repayable on demand. The terms of the Senior Revolver require that the outstanding balance be reduced to $0 for at least 30 consecutive days in each calendar year. The Senior Revolver is guaranteed by all of our subsidiaries that guarantee the 12.00% Senior Secured Notes and is secured by a lien on substantially all of our assets and the guarantor subsidiaries that is senior to the lien securing the 12.00% Senior Secured Notes. The Senior Revolver was undrawn at September 30, 2017.

U.K. Store Closures

In the third quarter of 2017, the Boards of Directors of the Company and its U.K. subsidiaries approved a plan to close the remaining 13 Speedy Cash branch locations in the United Kingdom. The affected branches closed during the third quarter and our financial results include $7.4 million of related charges primarily for the remaining net cash obligations for store leases, employee redundancy and severance payments ($5.9 million), and the noncash write-off of fixed assets and leasehold improvements ($1.5 million).

In addition to reporting financial results in accordance with GAAP, we have provided the Adjusted Earnings Measures. We believe that the presentation of these measures provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, derivative instruments and amortization methods, which provides a more complete understanding of our financial performance, competitive position and prospects for the future.

The following table provides reconciliations between net income and diluted earnings per share calculated in accordance with GAAP to the Adjusted Earnings Measure, which are shown net of tax (in thousands, except per share data):

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,	
(in thousands, except per share data)	2017	2016	2016	2015
Net income	$ 42,743	$55,859	$65,444	$17,769
Adjustments:				
Loss (gain) on extinguishment of debt(1)	12,458	(6,991)	(6,991)	—
Restructuring costs(2)	7,393	2,967	3,618	4,291
Legal settlement cost(3)	2,311	—	—	—
Goodwill and intangible asset impairment(4)	—	—	—	2,882
Transaction-related costs(5)	2,523	146	329	824
Share-based cash and non-cash compensation(6)	1,760	837	1,148	1,271
Intangible asset amortization	1,807	2,708	3,492	4,645
Cumulative tax effect of adjustments	(11,623)	162	(629)	(7,026)
Adjusted Earnings	$ 59,372	$55,688	$66,411	$24,656
Diluted earnings per share(7)	$ 1.10	$ 1.44	$ 1.69	$ 0.46
Adjustments:				
Loss (gain) on extinguishment of debt(1)	0.32	(0.18)	(0.18)	—
Restructuring costs(2)	0.19	0.08	0.09	0.11
Legal settlement costs(3)	0.06	—	—	—
Goodwill and intangible asset impairment(4)	—	—	—	0.07
Transaction-related costs(5)	0.06	0.00	0.01	0.02
Share-based cash and non-cash compensation(6)	0.05	0.02	0.03	0.03
Intangible asset amortization	0.05	0.07	0.09	0.12
Cumulative tax effect of adjustments	(0.30)	0.00	(0.02)	(0.18)
Adjusted Earnings per share	$ 1.52	$ 1.44	$ 1.71	$ 0.63

(1) For the nine months ended September 30, 2017, the $12.5 million loss from the extinguishment of debt was due to the redemption of CURO Intermediate's 10.75% Senior Secured Notes due 2018 and our 12.00% Senior Cash Pay Notes due 2017. For year ended December 31, 2016, the $7.0 million gain resulted from the Company's purchase of CURO Intermediate's 10.75% Senior Secured Notes in September 2016.

(2) Restructuring costs of $4.3 million for the year ended December 31, 2015 represented the expected costs to be incurred related to the closure of ten underperforming stores in the United Kingdom, restructuring costs of $3.6 million for the year ended December 31, 2016 represented the elimination of certain corporate positions in our Canadian headquarters and the costs incurred related to the closure of seven underperforming stores in Texas. Restructuring costs of $1.5 million for the nine months ended September 30, 2016 primarily represented the expected costs to be incurred related to the closure of six underperforming stores in Texas. Restructuring costs in the nine months ended September 30, 2017 were due to the closure of the remaining 13 U.K. stores.

(3) Legal settlement cost relates to the accrual for the settlement of *Harrison, et al v. Principal Investments, Inc. et al*. See litigation discussion in Note 18, "Litigation" in the Notes to our Interim Consolidated Financial Statements for further detail.

(4) Goodwill and intangible asset impairment charges in 2015 include a non-cash goodwill impairment charge of $0.9 million, and non-cash impairment charges related to the Wage Day trade name intangible asset and customer relationship intangible asset of $1.8 million and $0.2 million, respectively.

(5) Transaction-related costs include professional fees paid in connection with potential transactions.

(6) The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period. During the second and third quarters of 2017, option holders were paid a bonus in conjunction with the dividend paid during the quarter. The expense recognized during the quarter related to the payment of the dividend on vested options. The remaining bonus will be paid over the vesting period of the unvested stock options.

(7) The per share information has been adjusted to give effect to the 36-for-1 stock split approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

Gross Combined Loans Receivable

In addition to reporting loans receivable information in accordance with U.S. GAAP (see Note 7, "Loans Receivable and Revenue" in the Notes to Interim Consolidated Financial Statements included elsewhere in this prospectus), we provide below gross combined loans receivable consisting of owned loans receivable plus loans funded by third-party lenders through the CSO programs, which we guarantee but do not include in our Consolidated Financial Statements. Management believes this analysis provides investors with important information needed to evaluate overall lending performance.

The following table reconciles our Company-owned gross loans receivable to gross combined loans receivable.

	Three Months Ended							
(in millions)	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Company-owned gross loans receivable	$393.4	$350.3	$304.8	$286.2	$244.6	$233.1	$220.7	$252.2
Gross loans receivable guaranteed by the Company	71.2	62.1	57.8	68.0	58.7	52.6	45.4	60.2
Gross combined loans receivable	$464.6	$412.4	$362.6	$354.2	$303.3	$285.7	$266.1	$312.4

Results of Operations

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016

The following table sets forth our results of operations for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

	Nine Months Ended September 30, (unaudited)		Change	
(dollars in thousands)	2017	2016	$	%
Consolidated Statements of Income Data:				
Revenue	$696,643	$609,692	$ 86,951	14.3%
Provision for losses	226,523	177,756	48,767	27.4%
Net revenue	470,120	431,936	38,184	8.8%
Advertising costs	35,599	28,925	6,674	23.1%
Non-advertising costs of providing services	177,448	173,406	4,042	2.3%
Total cost of providing services	213,047	202,331	10,716	5.3%
Gross margin	257,073	229,605	27,468	12.0%
Operating expense:				
Corporate, district and other	103,797	94,550	9,247	9.8%
Interest expense	60,694	48,179	12,515	26.0%
Loss (gain) on extinguishment of debt	12,458	(6,991)	19,449	#
Restructuring costs	7,393	2,967	4,426	#
Total operating expense	184,342	138,705	45,637	32.9%
Net income before taxes	72,731	90,900	(18,169)	(20.0)%
Provision for income taxes	29,988	35,041	(5,053)	(14.4)%
Net income	$ 42,743	$ 55,859	$(13,116)	(23.5)%
Net income	$ 42,743	$ 55,859	$(13,116)	(23.5)%
Adjustments:				
Loss (gain) on extinguishment of debt(1)	12,458	(6,991)	19,449	#
Restructuring costs(2)	7,393	2,967	4,426	#
Legal settlement costs(3)	2,311	—	2,311	#
Transaction-related costs(4)	2,523	146	2,377	#
Share-based cash and non-cash compensation(5)	1,760	837	923	#
Intangible asset amortization	1,807	2,708	(901)	(33.3)%
Cumulative tax effect of adjustments	(11,623)	162	(11,785)	#
Adjusted Earnings	$ 59,372	$ 55,688	$ 3,684	6.6%

#— *Variance greater than 100% or not meaningful.*

(1) For the nine months ended September 30, 2017, the $12.5 million loss from the extinguishment of debt was due to the redemption of CURO Intermediate's 10.75% Senior Secured Notes due 2018 and our 12.00% Senior Cash Pay Notes due 2017. For the nine months ended September 30, 2016, the $7.0 million gain resulted from the Company's purchase of CURO Intermediate's 10.75% Senior Secured Notes in September 2016.

(2) Restructuring costs of $7.4 million for the nine months ended September 30, 2017 relate to the closure of the remaining 13 stores in the U.K. during the third quarter of 2017. Restructuring costs of $1.5 million for the nine months ended September 30, 2016 primarily represented costs related to the closure of six underperforming stores in Texas.

Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016 - Segment Analysis

We report financial results for three reportable segments: the United States, Canada and the United Kingdom. Following are a recap of results of operations for the segment and period indicated:

U.S. Segment Results

| | Nine Months Ended September 30, (unaudited) | | Change | |
(dollars in thousands)	2017	2016	$	%
Consolidated Statements of Income Data				
Revenue	$531,912	$443,107	$88,805	20.0%
Provision for losses	180,658	142,598	38,060	26.7%
Net revenue	351,254	300,509	50,745	16.9%
Advertising costs	24,596	18,947	5,649	29.8%
Non-advertising costs of providing services	125,304	121,960	3,344	2.7%
Total cost of providing services	149,900	140,907	8,993	6.4%
Gross margin	201,354	159,602	41,752	26.2%
Operating expense				
Corporate, district and other	78,299	65,532	12,767	19.5%
Interest expense	60,563	48,127	12,436	25.8%
Loss on extinguishment of debt	12,458	(6,991)	19,449	#
Intercompany interest income	(3,747)	(3,888)	141	(3.6)%
Restructuring and other costs	—	1,528	(1,528)	#
Total operating expense	147,573	104,308	43,265	41.5%
Net income before taxes	53,781	55,294	(1,513)	(2.7)%
Provision for income taxes	23,722	25,250	(1,528)	(6.1)%
Net income	30,059	30,044	15	0.0%
Provision for income taxes	23,722	25,250	(1,528)	(6.1)%
Interest expense	56,816	44,239	12,577	28.4%
Depreciation and amortization	10,200	9,801	399	4.1%
EBITDA	120,797	109,334	11,463	10.5%
Loss (gain) on extinguishment of debt	12,458	(6,991)	19,449	#
Restructuring and other costs	2,523	1,674	849	#
Legal settlement costs	2,311	—	2,311	#
Other adjustments	(47)	110	(157)	#
Share-based cash and non-cash compensation	1,756	837	919	#
Adjusted EBITDA	$139,798	$104,964	$34,834	33.2%

#—Variance greater than 100% or not meaningful

U.S revenue growth was driven by a $51.9 million, or 21.8%, increase in gross combined loans receivable (excluding past due loans) to $531.9 million at September 30, 2017 compared to $443.1 million in the prior year period. Strong volume growth in our Unsecured Installment originations, which increased year-over-year $106.4 million, or 32.1%. Secured Installment originations grew $41.2 million, or 43.5%, compared to the same period a year ago.

U.S. cost of providing services for the nine months ended September 30, 2017 were $149.9 million, an increase of $9.0 million, or 6.4% compared to $140.9 million for the nine months ended September 30, 2016. This increase was due primarily to $5.6 million (29.8%) higher marketing spend, as well as increases in volume-driven expenses and increases in store security and maintenance costs.

Operating expenses were $147.6 million for the nine months ended September 30, 2017, an increase of $43.3 million, or 41.5%, compared to $104.3 million in the prior year period primarily due to the following:

- A pretax loss in the current year of $12.5 million on the extinguishment of CURO Intermediate's 10.75% Senior Secured Notes due 2018, compared to a gain of $7.0 million on the extinguishment of debt which resulted from the open-market repurchase of $25.1 million of Senior Secured Notes in the prior year period.

- An increase in interest expense in the current year period of approximately $12.4 million resulting from accrued interest on the retired notes through the redemption notice period, and increased debt outstanding.

- An increase in corporate, district and other expenses of $12.8 million, primarily for higher payroll costs from increases in technology and analytical headcount.

- $2.3 million related to the legal settlement in the second quarter of 2017 which increased professional. See litigation discussion in Note 18, "Litigation" in the Notes of our Interim Consolidated Financial Statements included elsewhere in this prospectus for further detail.

Canada Segment Results

	Nine Months Ended September 30, (unaudited)		Change	
(dollars in thousands)	2017	2016	$	%
Revenue	$135,819	$140,852	$ (5,033)	(3.6)%
Provision for losses	36,246	27,793	8,453	30.4%
Net revenue	99,573	113,059	(13,486)	(11.9)%
Advertising costs	6,944	6,320	624	9.9%
Non-advertising costs of providing services	46,718	45,789	929	2.0%
Total cost of providing services	53,662	52,109	1,553	3.0%
Gross margin	45,911	60,950	(15,039)	(24.7)%
Corporate, district and other	12,407	13,693	(1,286)	(9.4)%
Interest expense	142	73	69	94.5%
Intercompany interest expense	3,262	3,058	204	6.7%
Restructuring and other costs	—	933	(933)	#
Total operating expense	15,811	17,757	(1,946)	(11.0)%
Net income before taxes	30,100	43,193	(13,093)	(30.3)%
Provision for income taxes	6,266	9,909	(3,643)	(36.8)%
Net income	23,834	33,284	(9,450)	(28.4)%
Provision for income taxes	6,266	9,909	(3,643)	(36.8)%
Interest expense	3,404	3,131	273	8.7%
Depreciation and amortization	3,389	3,762	(373)	(9.9)%
EBITDA	36,893	50,086	(13,193)	(26.3)%
Restructuring and other costs	—	933	(933)	#
Other adjustments	(654)	(359)	(295)	(82.2)%
Adjusted EBITDA	$ 36,239	$ 50,660	$(14,421)	(28.5)%

#—Variance greater than 100% or not meaningful

Operating expenses decreased $1.9 million, or 11.0%, to $15.8 million in the nine months ended September 30, 2017, from $17.8 million in the prior year period, due to the consolidation of certain back-office functions during the third quarter of 2016.

U.K. Segment Results

(dollars in thousands)	Nine Months Ended September 30, (unaudited) 2017	2016	Change $	%
Revenue	$ 28,912	$25,733	$ 3,179	12.4%
Provision for losses	9,619	7,365	2,254	30.6%
Net revenue	19,293	18,368	925	5.0%
Advertising costs	4,059	3,658	401	11.0%
Non-advertising costs of providing services	5,426	5,657	(231)	(4.1)%
Total cost of providing services	9,485	9,315	170	1.8%
Gross margin	9,808	9,053	755	8.3%
Corporate, district and other	13,091	15,325	(2,234)	(14.6)%
Interest income	(11)	(21)	10	47.6%
Intercompany interest expense	485	830	(345)	(41.6)%
Restructuring and other costs	7,393	506	6,887	#
Total operating expense	20,958	16,640	4,318	25.9%
Net loss before taxes	(11,150)	(7,587)	(3,563)	(47.0)%
Benefit for income taxes	—	(118)	118	#
Net loss	(11,150)	(7,469)	(3,681)	(49.3)%
Benefit for income taxes	—	(118)	118	#
Interest expense	474	809	(335)	(41.4)%
Depreciation and amortization	531	681	(150)	(22.0)%
EBITDA	(10,145)	(6,097)	(4,048)	(66.4)%
Other adjustments	(28)	227	(255)	#
Restructuring and other costs	7,393	506	6,887	#
Adjusted EBITDA	$ (2,780)	$ (5,364)	$ 2,584	48.2%

#—*Variance greater than 100% or not meaningful*

U.K. revenue improved $3.2 million, or 12.4% to $28.9 million for the nine months ended September 30, 2017 from $25.7 million in the prior year period. On a constant currency basis, revenue was up $5.8 million, or 22.5%. Provision for losses increased $2.3 million, or 30.6%, and increased $3.1 million, or 41.9% on a constant currency basis, due to growth in Installment Loan receivables.

The cost of providing services in the United Kingdom increased slightly from the prior year period. On a constant currency basis the cost of providing services increased $1.0 million, or 11.2%.

Operating expenses increased $4.3 million, or 25.9%, from the prior year period, and on a constant currency basis increased $6.1 million, or 36.9%, due to restructuring costs of $7.4 million related to the closure of the remaining 13 stores in the United Kingdom during the nine months ended September 30, 2017, compared to $0.5 million in the prior year period. This increase was partially offset by a decline in payroll expense at our U.K. corporate office.



Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

The following table sets forth our results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015:

(dollars in thousands)	Year Ended December 31, 2016	2015	Change $	%
Consolidated Statements of Income Data:				
Revenue	$828,596	$813,131	$ 15,465	1.9%
Provision for losses	258,289	281,210	(22,921)	(8.2)
Net revenue	570,307	531,921	38,386	7.2
Cost of Providing Services	277,051	293,320	(16,269)	(5.5)
Gross Margin	293,256	238,601	54,655	22.9
Operating Expense				
Corporate, district and other	124,274	130,534	(6,260)	(4.8)
Interest expense	64,334	65,020	(686)	(1.1)
Goodwill and intangible asset impairment charges	—	2,882	(2,882)	#
Gain on extinguishment of debt	(6,991)	—	(6,991)	#
Restructuring costs	3,618	4,291	(673)	(15.7)
Total operating expense	185,235	202,727	(17,492)	(8.6)
Net Income Before Taxes	108,021	35,874	72,147	#
Provision for income taxes	42,577	18,105	24,472	#
Net Income	$ 65,444	$ 17,769	$ 47,675	#
Net Income	$ 65,444	$ 17,769	$ 47,675	#
Adjustments:				
Gain on extinguishment of debt(1)	(6,991)	—	(6,991)	#
Restructuring costs(2)	3,618	4,291	(673)	(15.7)
Goodwill and intangible asset impairment(3)	—	2,882	(2,882)	#
Transaction-related costs(3)	329	824	(495)	(60.1)
Share-based compensation(4)	1,148	1,271	(123)	(9.7)
Intangible asset amortization	3,492	4,645	(1,153)	(24.8)
Cumulative tax effect of adjustments	(629)	(7,026)	6,397	91.0%
Adjusted Earnings	$ 66,411	$ 24,656	$ 41,755	#

#—Variance greater than 100% or not meaningful

(1) For the year ended December 31, 2016, the $7.0 million gain on extinguishment of debt resulted from the Company's purchase of CURO Intermediate's 10.75% Senior Secured Notes in September 2016.
(2) Restructuring costs of $4.3 million for the year ended December 31, 2015 represented the expected costs to be incurred related to the closure of ten underperforming stores in the United Kingdom. Restructuring costs of $3.6 million for the year ended December 31, 2016 represented the elimination of certain corporate positions in our Canadian headquarters and the costs incurred related to the closure of seven under-performing stores in Texas.
(3) Transaction-related costs include professional fees paid in connection with potential transactions.
(4) The Company approved the adoption of a share-based compensation plan during 2010 for key members of its senior management team. The estimated fair value of share-based awards is recognized as non-cash compensation expense on a straight-line basis over the vesting period.

Revenue and Net Revenue

Revenue increased $15.5 million, or 1.9%, to $828.6 million for the year ended December 31, 2016 from $813.1 million for the prior year. Volume growth in the United States and revenue growth in Canada driven by de novo store expansion and modest same-store volume growth, were partially offset by a decline in U.K.



| PROJECT CAMELOT (CUR | Donnelley Financial | NY0146AM023944 12.5.9 | ADG budhc0nd | 14-Nov-2017 12:37 EST | | 418937 TX 80 | 50* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

2016 Compared to 2015—Segment Analysis

Following is the detail of the results of operations for the each segment for the years ended December 31, 2016 and 2015:

U.S. Segment Results

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2016	2015	$	%
Revenue	$606,798	$573,664	$ 33,134	5.8 %
Provision for losses	207,748	222,867	(15,119)	(6.8)
Net revenue	399,050	350,797	48,253	13.8
Cost of providing services	194,722	199,169	(4,447)	(2.2)
Gross Margin	204,328	151,628	52,700	34.8
Operating Expenses				
Corporate, district and other	75,907	69,455	6,452	9.3
Interest expense	64,276	64,910	(634)	(1.0)
(Gain) Loss on extinguishment of debt	(6,991)	—	(6,991)	#
Intercompany interest income	(5,741)	(5,848)	107	1.8
Restructuring costs	1,726	—	1,726	#
Total operating expense	129,177	128,517	660	0.5
Net Income before Taxes	75,151	23,111	52,040	#
Provision for income taxes	30,055	7,814	22,241	#
Net Income	$ 45,096	$ 15,297	$ 29,799	#
Net Income	$ 45,096	$ 15,297	$ 29,799	#
Adjustments:				
Gain on extinguishment of debt	(6,991)	—	(6,991)	#
Restructuring costs	1,726	—	1,726	#
Transaction-related costs	329	824	(495)	(60.1)
Share-based compensation	1,148	1,271	(123)	(9.7)
Intangible asset amortization	2,680	2,330	350	15.0 %
Cumulative tax effect of adjustments	437	(2,235)	2,672	#
Adjusted Earnings	$ 44,425	$ 17,487	$ 26,938	#

#—Variance greater than 100% or not meaningful

Total revenue for our U.S. operations was $606.8 million for 2016, an increase of $33.1 million, or 5.8%, compared to the prior year. Revenue growth was driven by our online channel.

Gross margin for our U.S. operations for 2016 was $204.3 million, an increase of $52.7 million, or 34.8%, compared to the prior year. Gross margin as a percent of revenue improved to 33.7%, compared to 26.4% in the prior year from improvement in the provision for losses due to relative new customer mix and growth, related portfolio seasoning, and improved credit scoring and collection trends; as well as a $21.7 million decrease in advertising expense.

Operating expenses in the United States were flat with the prior year. An increase in corporate expense from higher payroll costs for additional headcount (primarily analytics and technology), an increase in variable, performance-based compensation, as well as an increase in professional fees and office expense, was more than


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| PROJECT CAMELOT (CUR | Donnelley Financial | NY0146AM023944 12.5.9 | ADG budhc0nd | 14-Nov-2017 12:37 EST | | 418937 TX 81 | 36* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

offset by a $7.0 million gain on the extinguishment of $25.1 million of CURO Financial Technologies' May 2011 10.75% Senior Secured Notes.

Canada Segment Results

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2016	2015	$	%
Revenue	$188,078	$184,859	$ 3,219	1.7%
Provision for losses	39,917	37,317	2,600	7.0
Net revenue	148,161	147,542	619	0.4
Cost of providing services	69,522	70,073	(551)	(0.8)
Gross Margin	78,639	77,469	1,170	1.5
Operating Expenses				
Corporate, district and other	28,001	31,121	(3,120)	(10.0)
Interest expense	85	149	(64)	(43.0)
Intercompany interest expense	4,602	4,761	(159)	(3.3)
Restructuring costs	898	—	898	#
Total operating expense	33,586	36,031	(2,445)	(6.8)
Net Income Before Taxes	45,053	41,438	3,615	8.7
Provision for income taxes	12,662	11,266	1,396	12.4
Net Income	$ 32,391	$ 30,172	$ 2,219	7.4
Net Income	$ 32,391	$ 30,172	$ 2,219	7.4
Adjustments:				
Restructuring costs	898	—	898	#
Intangible asset amortization	806	1,989	(1,183)	(59.5)
Cumulative tax effect of adjustments	(671)	(1,004)	333	33.2
Adjusted Earnings	$ 33,424	$ 31,157	$ 2,267	7.3%

#—Variance greater than 100% or not meaningful

Total revenue for our Canadian operations was $188.1 million for 2016, an increase of $3.2 million, or 1.7%, compared to the prior year. Growth in Canada was driven by our de novo store expansion and modest same-store volume growth in Ontario, Nova Scotia, British Columbia and Saskatchewan, which offset a $3.8 million, or 11.8%, decline in Alberta due to the statutory rate change.

The gross margin for our Canadian operations for 2016 was $78.6 million, an increase of $1.2 million, or 1.5%, compared to the prior year. Gross margin as a percent of revenue declined slightly in the current year to 41.8% from 41.9% for the prior year.

Operating expenses in Canada decreased $2.4 million, or 6.8%, from the prior year due primarily to the net impact of the elimination of 35 corporate positions in our Canadian headquarters (primarily finance and technology). Amortization expense also declined as certain intangible assets related to the 2011 Cash Money acquisition became fully amortized.

U.K. Segment Results

	Year Ended December 31,		Change	
(dollars in thousands)	2016	2015	$	%
Revenue	$ 33,720	$ 54,608	$(20,888)	(38.3)%
Provision for losses	10,624	21,026	(10,402)	(49.5)
Net revenue	23,096	33,582	(10,486)	(31.2)
Cost of providing services	12,807	24,078	(11,271)	(46.8)
Gross Margin	10,289	9,504	785	8.3
Operating Expenses				
Corporate, district and other	20,366	29,958	(9,592)	(32.0)
Interest income	(27)	(39)	12	30.8
Goodwill and impairment charges	—	2,882	(2,882)	#
Intercompany interest expense	1,139	1,087	52	4.8
Restructuring costs	994	4,291	(3,297)	(76.8)
Total operating expense	22,472	38,179	(15,707)	(41.1)
Net Loss Before Taxes	(12,183)	(28,675)	16,492	57.5
Income tax benefit	(140)	(975)	835	85.6
Net Loss	$(12,043)	$(27,700)	$ 15,657	56.5
Net Loss	$(12,043)	$(27,700)	$ 15,657	56.5
Adjustments:				
Goodwill and impairment charges	—	2,882	(2,882)	#
Restructuring costs	994	4,291	(3,297)	(76.8)
Intangible asset amortization	6	326	(320)	(98.2)
Cumulative tax effect of adjustments	(394)	(3,787)	3,393	89.6
Adjusted Earnings	$(11,437)	$(23,988)	$ 12,551	52.3%

#—Variance greater than 100% or not meaningful

Total revenue in the United Kingdom was $33.7 million for 2016, a decrease of $20.9 million, or 38.3%. The decline in the British Pound Sterling from an average exchange rate of $1.5282 for the year ended December 31, 2015 to an average exchange rate of $1.3552 for the year ended December 31, 2016, had a negative impact on our consolidated results. On a constant currency basis, revenue in the United Kingdom decreased $16.5 million, or 30.2%, compared to the prior year. Revenue declined in the United Kingdom because of product mix and volume changes, as well as the closure of nearly half of the U.K. stores in December 2015.

The gross margin for our U.K. operations for 2016 was $10.3 million, an increase of $0.8 million, or 8.3%, compared to the prior year. Gross margin as a percent of revenue improved to 30.5% compared to 17.4% in the prior year. Improvement in the provision for losses, lower advertising expense, and the impact of the closure of the ten stores to occupancy and salaries and benefits expense all contributed to gross margin improvement.

Year Ended December 31, 2016 and 2015

| | Average Exchange Rates | | | |
| | Year Ended December 31, | | Change | |
	2016	2015	$	%
Canadian Dollar	$0.7551	$0.7832	$(0.0281)	(3.6)%
British Pound Sterling	1.3552	1.5282	(0.1730)	(11.3)

As additional information, we have provided a constant currency analysis below to remove the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. All conversion rates below are based on the U.S. Dollar equivalent to one of the applicable foreign currencies. We believe that the constant currency assessment below is a useful measure in assessing the comparable growth and profitability of our operations.

The revenues and gross margin below for the nine months ended September 30, 2017 were calculated using the actual average exchange rate for the nine months ended September 30, 2016:

| (dollars in thousands) | Nine Months Ended September 30, (unaudited) | | Change | |
	2017	2016	$	%
Revenues—constant currency basis:				
Canada	$134,132	$140,852	$ (6,720)	(4.8)%
United Kingdom	31,535	25,733	5,802	22.5 %
Gross margin—constant currency basis:				
Canada	$ 45,438	$ 60,950	$(15,512)	(25.5)%
United Kingdom	10,719	9,053	1,666	18.4 %

The revenues and gross margin below for the year ended December 31, 2016 were calculated using the actual average exchange rate for the year ended December 31, 2015.

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2016	2015	$	%
Revenues—constant currency basis:				
Canada	$194,974	$184,859	$ 10,115	5.5 %
United Kingdom	38,110	54,608	(16,498)	(30.2)%
Gross margin—constant currency basis:				
Canada	$ 81,447	$ 77,469	$ 3,978	5.1 %
United Kingdom	11,518	9,504	2,014	21.2 %

Liquidity and Capital Resources

Our principal sources of liquidity to fund the loans we make to our customers are cash provided by operations, funds from third-party lenders under our CSO programs and our Non-Recourse U.S. SPV Facility, which finances the origination of eligible U.S. Unsecured and Secured Installment Loans at an advance rate of 80%. In February 2017, we issued our 12.00% Senior Secured Notes to refinance similar notes that were nearing maturity and whose proceeds had been used primarily for acquisitions and general corporate purposes. As of September 30, 2017, we were in compliance with all financial ratios, covenants and other requirements set forth in our debt agreements. We anticipate that our primary use of cash will be to fund growth in our working capital, finance capital expenditures and meet our debt obligations. Our level of cash flow provided by operating activities typically experiences some seasonal fluctuation related to our levels of net income and changes in working capital levels, particularly loan receivables.

balance. This compared to $26.3 million in net cash used in investing activities during the year ended December 31, 2015. The growth in property and equipment was driven primarily by capital expenditures associated with new store openings in Canada, store refreshes in the United States, and expenditures for software licenses. For the year ended December 31, 2016 we also received £1.4 million ($1.9 million) of funds previously placed in a collateral account with a U.K. banking institution, and received $4.0 million of funds previously placed in a collateral account with a U.S. banking institution. As a result of the borrowings from the Non-Recourse U.S. SPV Facility, approximately $2.8 million of cash was restricted.

Cash flows provided by (used in) financing activities

During the year ended December 31, 2016, net cash provided by financing activities was $59.4 million, compared to $12.3 million in net cash used in financing activities during the year ended December 31, 2015. The change was primarily due to $91.7 million of proceeds received from new borrowings from our newly created Non-Recourse U.S. SPV Facility and ABL Facility. In addition, we incurred additional deferred financing costs associated with this debt. During the year ended December 31, 2016, CURO Intermediate used cash of $18.9 million to purchase $25.1 million of outstanding May 2011 10.75% Senior Secured Notes at 71.25% of the principal, plus accrued and unpaid interest of $1.0 million via an open-market purchase. During the year, we also received proceeds from draws on our credit facilities of $30.0 million, and repaid $38.1 million of the outstanding balance of borrowings on our credit facilities. Borrowings under our credit facilities provided us with short-term liquidity and were used for working capital requirements and to fund capital expenditures.

Contractual Obligations

As discussed in "—Liquidity and Capital Resources—Borrowings," on February 15, 2017, CFTC issued $470.0 million of 12.00% Senior Secured Notes. Interest on the notes is payable semiannually, in arrears, on March 1 and September 1 of each year, beginning on September 1, 2017. The proceeds from the notes and available cash were used to (i) redeem 10.75% Senior Secured Notes due 2018 of our subsidiary, CURO Intermediate, (ii) redeem our 12.00% Senior Cash Pay Notes due 2017, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering.

On September 1, 2017, we closed a $25.0 million Senior Secured Revolving Loan Facility, or the Senior Revolver. The negative covenants of the Senior Revolver generally conform to the related provisions of the Indenture dated February 15, 2017 for our 12.00% Senior Secured Notes and complements our other financing sources, while providing seasonal short-term liquidity. The Senior Revolver was undrawn at September 30, 2017.

Additional Notes Offering and Dividend

On November 2, 2017, CFTC issued $135 million principal amount of additional 12.00% Senior Secured Notes in a private offering exempt from the registration requirements of the Securities Act, or the Additional Notes Offering. We used the proceeds from the Additional Notes Offering, together with available cash, to (i) pay a cash dividend, in an amount of $140 million, and (ii) pay fees and expenses in connection therewith. CFTC received the consent of the holders holding a majority in the outstanding principal amount outstanding of the current 12.00% Senior Secured Notes to a one-time waiver with respect to the restrictions contained in Section 5.07(a) of the indenture governing the 12.00% Senior Secured Notes to permit the dividend.

Other than the above transactions, or as otherwise disclosed in this prospectus, there have been no significant developments with respect to our contractual obligations since December 31, 2016.



| PROJECT CAMELOT (CUR | Donnelley Financial | NY8690AM021391 12.5.9 | ADG mandb0nd | 17-Nov-2017 16:33 EST | | 418937 TX 100 | 61* |
| PROSPECTUS | | NYM | | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

Potential Future Impact of CFPB Rule

Prospects for Effectiveness of the CFPB Rule

The CFPB Rule was adopted by the CFPB on or about October 4, 2017 but has not yet been published in the *Federal Register*. Most of its provisions are scheduled to become effective August 2019. See "Regulatory Environment and Compliance—U.S. Regulations—U.S. Federal Regulations—CFPB Rule" for a summary of the CFPB Rule. The CFPB Rule could potentially have a material adverse impact on our results of operations. See "Risk Factors—Risks Relating to the Regulation of Our Industry—The CFPB promulgated new rules applicable to our loans that could have a material adverse effect on our business and results of operations."

Even though the CFPB Rule has been approved as a final rule, it is possible that the CFPB Rule will not become effective in its current form. For example, Congress may override the CFPB Rule under the Congressional Review Act, just as it did to the CFPB Anti-Arbitration Rule. <u>Moreover, the current CFPB Director has announced his resignation, effective as of the end of November 2017.</u> The CFPB Rule could be withdrawn, modified or have its effectiveness indefinitely extended by <u>his successor</u>, or be successfully challenged in litigation.

Anticipated Impact of CFPB Rule on U.S. Single-Payment Short-Term Loans

One major aspect of the CFPB Rule is its ATR provisions, together with the related provisions applicable to alternative Section 1041.6 Loans. These provisions apply to our U.S. single-payment loans and lines of credit. We cannot be certain about the effects these provisions will have on our business but we do believe they may include the following effects.

Our U.S. single-payment loans represented 10.9% of total revenues for the quarter ending September 30, 2017, down from the same quarter in 2016. This percentage reduction reflects growth in our other loan products and an 11.2% decline in U.S. single-payment loan revenues in the third quarter of 2017 versus the prior year. In part in response to the CFPB Rule, we will continue to focus on longer-term installment and line of credit products in states with laws that accommodate such products. However, certain states, such as California, which currently accounts for 60% of our single-pay revenue, do not permit a small-dollar installment loan alternative, and we believe complying with the CFPB Rule could substantially reduce single-payment loan revenue in these states, perhaps by more than 50% from current levels.

As to our lines of credit, we expect to make modifications that will render the CFPB Rule inapplicable to these loans. Accordingly, we do not currently believe that these modifications will have a material adverse impact on us.

Anticipated Impact of CFPB Rule on Payments

The penalty fee prevention provision of the CFPB Rule mandates that if we initiate two consecutive unsuccessful payment attempts from the same bank account, whether by Automated Clearing House, or ACH, post-dated check, or payment card, we must obtain from our borrowers a new payment authorization before initiating a new payment attempt. Additionally, the penalty fee prevention provisions will require the lender generally to give the consumer at least three business days' advance notice before attempting to collect payment by accessing a consumer's checking, savings, or prepaid account.

While we are currently subject to NACHA restrictions on ACH payments and separate card network restrictions on presentments made on debit cards, these restrictions do not have the force of law and are significantly more liberal than the limit of two unsuccessful attempts articulated in the CFPB Rule. While the overwhelming majority of our electronic payments are collected in the first two attempts, depending on the type of loan and the timing of the payments, we currently make three or more attempts without obtaining a new

BUSINESS

Company Overview

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, Canada and the United Kingdom and are a market leader in our industry based on revenues. We believe that we have the only true omni-channel customer acquisition, onboarding and servicing platform that is integrated across store, online, mobile and contact center touchpoints. Our IT platform, which we refer to as the "Curo Platform," seamlessly integrates loan underwriting, scoring, servicing, collections, regulatory compliance and reporting activities into a single, centralized system. We use advanced risk analytics powered by proprietary algorithms and over 15 years of loan performance data to efficiently and effectively score our customers' loan applications. Since 2010, we have extended $13.9 billion in total credit across approximately 36.5 million total loans, and our revenue of $828.6 million in 2016 represents a 26.3% compound annual growth rate, or CAGR, over the same time period.

We operate in the United States under two principal brands, "Speedy Cash" and "Rapid Cash," and launched our new brand "Avio Credit" in the United States in the second quarter of 2017. In the United Kingdom we operate online as "Wage Day Advance" and "Juo Loans" and, prior to their closure in the third quarter of 2017, our stores were branded "Speedy Cash." In Canada our stores are branded "Cash Money" and, we offer "LendDirect" installment loans online. As of September 30, 2017, our store network consisted of 405 locations across 14 U.S. states and seven Canadian provinces. As of September 30, 2017, we offered our online services in 26 U.S. states, five Canadian provinces and the United Kingdom.

We offer a broad range of consumer finance products, including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. We have tailored our products to fit our customers' particular needs as they access and build credit. Our product suite allows us to serve a broader group of potential borrowers than most of our competitors. The flexibility of our products, particularly our installment and open-end products, allows us to continue serving customers as their credit needs evolve and mature. Our broad product suite creates a diversified revenue stream and our omni-channel platform seamlessly delivers our products across all contact points–we refer to it as "Call, Click or Come In." We believe these complementary channels drive brand awareness, increase approval rates, lower our customer acquisition costs and improve customer satisfaction levels and customer retention.

We serve the large and growing market of individuals who have limited access to traditional sources of consumer credit and financial services. We define our addressable market as underbanked consumers in the United States, Canada and the United Kingdom. According to a study by CFSI, there are as many as 121 million Americans who are currently underserved by financial services companies. According to studies by ACORN Canada and PWC, the statistics in Canada and the United Kingdom are similar, with an estimated 15% of Canadian residents (approximately 5 million individuals) and an estimated 20 to 25% of United Kingdom residents (approximately 10 to 14 million individuals) classified as underbanked. Given our international footprint, this translates into an addressable market of approximately 140 million individuals. We believe that with our scalable omni-channel platform and diverse product offerings, we are well positioned to gain market share as sub-scale players struggle to keep pace with the technological evolution taking place in the industry.

Industry Overview

We operate in a segment of the financial services industry that provides lending products to underbanked consumers in need of convenient and flexible access to credit and other financial products. Up to 140 million individuals fall within the definition of our target market. In the United States alone, according to a study by CFSI, these underserved consumers spent an estimated $126.5 billion on fees and interest related to credit products similar to those we offer.

We believe our target consumers have a need for tailored financing products to cover essential expenses. According to a study by the Federal Reserve, 44% of American adults could not cover an emergency expense

- *Experienced and innovative management team and sponsor*—Our senior leadership team is among the most experienced in the industry with over a century of collective experience and an average tenure at CURO of over eight years. We also have deep bench strength across key functional areas including accounting, compliance, IT and legal. Our equity sponsor, FFL Partners, has been our partner since 2008 and has contributed significant resources to helping define our growth strategy.

- *History of growth and profitability*—Throughout our operating history we have maintained strong profitability and growth. Between 2010 and 2016 we grew revenue, Adjusted EBITDA, net income and Adjusted Earnings at a CAGR of 26.3%, 25.4%, 21.9% and 19.9%, respectively. At the same time, we have grown our product offerings to better serve our growing and expanding customer base.

Growth Strategy

- *Leverage our capabilities to continue growing installment and open-end products*—Installment and open-end products accounted for 58% of our consolidated revenue for the year ending December 31, 2016, up from 19% in 2010, and we believe that our customers greatly prefer these products. We believe that these products will continue to account for a greater share of our revenue and provide us a competitive advantage versus other consumer lenders with narrower product focus. We believe that our ability to continue to be successful in developing and managing new products is based upon our capabilities in three key areas.

  - *Underwriting:* Installment and open-end products generally have lower yields than single-pay products, which necessitates more stringent credit criteria supported by more sophisticated credit analytics. Our industry leading analytics platform combines data from over 71 million records (as of September 30, 2017) associated with loan information from third-party reporting agencies and has helped to reduce average first-pay defaults in the United States by approximately 203 bps for the first nine months of 2017 compared to the first nine months of 2015.

  - *Collections and Customer Service:* Installment and open-end products have longer terms than single-pay loans, in some cases up to 48 months. These longer terms drive the need for a more comprehensive collection and default servicing strategy that emphasizes curing a default and putting the customer back on a track to repay the loan. We utilize a centralized collection model that prevents our branch management personnel from ever having to contact customers to resolve a delinquency. We have also invested in building new contact centers in all of the countries in which we operate, each of which utilize sophisticated dialer technologies to help us contact our customers in a scalable, efficient manner.

  - *Funding:* The shift to larger balance installment loans with extended terms and open-end loans with revolving terms requires more substantial and more diversified funding sources. Given our deep and successful track record in accessing diverse sources of capital, we believe that we are well-positioned to support future new product transition.

- *Serve additional types of borrowers*—In addition to growing our existing suite of installment and open-end lending products, we are focused on expanding the total number of customers that we are able to serve through product, geographic and channel expansion. This includes expansion of our online channel, particularly in the United Kingdom, as well as continued targeted additions to our physical store footprint. We also continue to introduce additional products to address our customers' preference for longer term products that allow for greater flexibility in managing their monthly payments.

  - In the second quarter of 2017, we launched Avio Credit, a new online product branded in the United States targeting individuals in the 600-675 FICO band. This product is structured as an Unsecured Installment Loan with varying principal amounts and loan terms up to 48 months. As of April 2017, 10% of U.S. consumers had FICO scores between 600 and 649. A further 13.2% of U.S. consumers had FICO scores between 650 and 699, a portion of whom would fall into the credit profile targeted by our Avio Credit product.

105

REGULATORY ENVIRONMENT AND COMPLIANCE

Regulations

The alternative financial services industry is regulated at the federal, state and local levels in the United States; at the federal and provincial levels in Canada; and at the central government level in the United Kingdom. In general, these regulations are designed to protect consumers and the public, while providing standard guidelines for business operations. Laws and regulations typically impose restrictions and requirements, such as governing interest rates and fees, maximum loan amounts, the number of simultaneous or consecutive loans, required waiting periods between loans, loan extensions and refinancings, payment schedules (including maximum and minimum loan durations), required repayment plans for borrowers claiming inability to repay loans, disclosures, security for loans and payment mechanisms, licensing, and in certain jurisdictions database reporting and loan utilization information. We are also subject to federal, state, provincial and local laws and regulations relating to our other financial products, including laws and regulations governing recording and reporting certain financial transactions, identifying and reporting suspicious activities and safeguarding the privacy of customers' non-public personal information. For more information regarding the regulations applicable to our business and the risks to which they subject us, see the section entitled "Risk Factors."

The legal environment is constantly changing as new laws and regulations are introduced and adopted, and existing laws and regulations are repealed, amended, modified and reinterpreted. We regularly work with authorities, both directly and through our active memberships in industry trade associations, to support our industry and to promote the development of laws and regulations that are equitable to businesses and consumers alike.

Regulatory authorities at various levels of government and voters have enacted, and will likely continue to propose, new rules and regulations impacting our industry. Due to the evolving nature of laws and regulations, further rulemaking could result in new or expanded regulations that may adversely impact current product offerings or alter the economic performance of our existing products and services. For example, a rule recently adopted by the CFPB threatens to do just that if and when it becomes effective. In addition, the CFPB is expected to propose a rule that will restrict debt collector communications with consumers. Although the rule is not expected to apply directly to the Company's activities, such a rule might impact third party debt collection on behalf of the Company and the CFPB might use its supervisory authority to impose similar restrictions on the Company. There is also uncertainty regarding how the CFPB might use its rulemaking and supervisory authority due to the announced departure of the agency's current director. We cannot provide any assurances that additional federal, state, provincial or local statutes or regulations will not be enacted in the future in any of the jurisdictions in which we operate. It is possible that future changes to statutes or regulations will have a material adverse effect on our results of operations and financial condition.

U.S. Regulations

U.S. Federal Regulations

The U.S. federal government and its respective agencies possess significant regulatory authority over consumer financial services. The body of laws to which we are subject has a significant impact on our operations. Recently, the CFPB adopted a new rule specifically targeted at payday, vehicle title and certain high-cost installment loans, or the CFPB Rule. The CFPB Rule is likely to have a significant impact on us if and when it becomes effective.

Dodd-Frank: In 2010, the U.S. Congress passed the Dodd-Frank Act. Title X of this legislation created the CFPB, which became operational in July 2011. Title X provides the CFPB with broad rule-making, supervisory and enforcement powers with regard to consumer financial services. Title X of Dodd-Frank also contains so-called "UDAAP" provisions declaring unlawful "unfair," "deceptive" and "abusive" acts and practices in connection with the delivery of consumer financial services and giving the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, the FTC Act prohibits "unfair" and "deceptive" acts and practices and gives the FTC enforcement authority to prevent and redress violations of this prohibition.

CFPB Rule: Pursuant to its authority to adopt UDAAP rules, the CFPB adopted a new rule applicable to payday, title and certain high-cost installment loans in October 2017. The provisions of this CFPB Rule directly applicable to us are scheduled to become effective in August 2019. However, the CFPB Rule remains subject to potential override by congressional disapproval pursuant to the Congressional Review Act. Moreover, the current CFPB Director has announced his resignation, effective as of the end of November 2017. His successor could suspend, delay, modify or withdraw the CFPB Rule. Further, we expect that important elements of the CFPB Rule will be subject to legal challenge by trade groups or other private parties. Thus, it is impossible to predict whether and when the CFPB Rule will go into effect and, if so, whether and how it might be modified.

In its current form, the CFPB Rule establishes ability-to-repay, or ATR, requirements for "covered short-term loans" and "covered longer-term balloon-payment loans," as well as payment limitations on these loans and "covered longer-term loans." Covered short-term loans are consumer loans with a term of 45 days or less. Covered longer-term balloon payment loans include consumer loans with a term of more than 45 days where (i) the loan is payable in a single payment, (ii) any payment is more than twice any other payment, or (iii) the loan is a multiple advance loan that may not fully amortize by a specified date and the final payment could be more than twice the amount of other minimum payments. Covered longer-term loans are consumer loans with a term of more than 45 days where (i) the total cost of credit exceeds an annual rate of 36%, and (ii) the lender obtains a form of "leveraged payment mechanism" giving the lender a right to initiate transfers from the consumer's account. Post-dated checks, authorizations to initiate ACH payments and authorizations to initiate prepaid or debit card payments are all leveraged payment mechanisms under the CFPB Rule.

The CFPB Rule excludes from coverage, among other loans: (1) purchase-money credit secured by the vehicle or other goods financed (but not unsecured purchase-money credit or credit that finances services as opposed to goods); (2) real property or dwelling-secured credit if the lien is recorded or perfected; (3) credit cards; (4) student loans; (5) non-recourse pawn loans; and (6) overdraft services and overdraft lines of credit. These exclusions do not apply to our loans.

Under the provisions of the CFPB Rule applicable to covered short-term loans and covered longer-term balloon-payment loans, to make a conforming loan a lender will need to choose between the following two options.

- A "full payment test," under which the lender must make a reasonable determination of the consumer's ability to repay the loan in full and cover major financial obligations and living expenses over the term of the loan and the succeeding 30 days. Under this test, the lender must take account of the consumer's basic living expenses and obtain and generally verify evidence of the consumer's income and major financial obligations. However, in circumstances where a lender determines that a reliable income record is not reasonably available, such as when a consumer receives and spends income in cash, the lender may reasonably rely on the consumer's statements alone as evidence of income. Further, unless a housing debt obligation appears on a national consumer report, the lender may reasonably rely on the consumer's written statement regarding his or her housing expense. As part of the ATR determination, the CFPB Rule permits lenders and consumers in certain circumstances to rely on income from third parties, such as spouses, to which the consumer has a reasonable expectation of access, and to consider whether another person is regularly contributing to the payment of major financial obligations or basic living expenses. A 30-day cooling off period applies after a sequence of three covered short-term or longer-term balloon payment loans.

- A "principal-payoff option," under which the lender may make up to three sequential loans, or so-called Section 1041.6 Loans, without engaging in an ATR analysis. The first Section 1041.6 Loan in any

118

of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations promulgated thereunder (such as the CFPB Rule), the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (and possibly also for the civil penalties available to the CFPB). Potentially, if the CFPB, the FTC or one or more state officials believe we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

CFPB Supervision and Examination: Additionally, the CFPB has supervisory powers over many providers of consumer financial products and services, including explicit authority to examine (and require registration) of payday lenders. The CFPB released its Supervision and Examination Manual, which includes a section on Short-Term, Small-Dollar Lending Procedures, and began field examinations of industry participants in 2012. The CFPB commenced its first supervisory examination of us in October 2014. The scope of the CFPB's examination included a review of our Compliance Management System, our Short-Term Small Dollar lending procedures, and our compliance with Federal consumer financial protection laws. The 2014 examination had no material impact on our financial condition or results of operations, and we received the final CFPB Examination Report in September 2015.

The CFPB commenced its second examination of us in February 2017 and completed the related field work in June 2017. The scope of the 2017 examination included a review of our Consumer Compliance Management System, our substantive compliance with applicable federal laws and certain select matters requiring attention. The CFPB has not yet provided us with its final report of examination. However, we have received and responded to preliminary findings.

Reimbursement Offer; Possible Changes in Payment Practices: During 2017 it was determined that a limited universe of borrowers may have incurred bank overdraft or non-sufficient funds fees because of possible borrower confusion about certain electronic payments we initiated on their loans. As a result, we have decided to reimburse those fees through payments or credits against outstanding loan balances, subject to per-customer dollar limitations, upon receipt of (i) claims from potentially affected borrowers stating that they were in fact confused by our practices and (ii) bank statements from such borrowers showing that they incurred these fees at a time that they might reasonably have been confused about our practices. Based on the terms of the reimbursement offer we are currently considering, we do not expect the net financial cost of this offer to exceed $4 million.

While we do not expect that matters arising from the CFPB examinations will have a material impact on the Company, at least in part to meet CFPB expectations, the Company has made in recent years, and is continuing to make, certain enhancements to its compliance procedures and consumer disclosures. For example, we are in the process of evaluating our payment practices. Even in advance of the effective date of the CFPB Rule (and even if the CFPB Rule does not become effective), we may make changes to these practices in a manner that will increase costs and/or reduce revenues.

MLA: The Military Lending Act, or MLA, enacted in 2006 and implemented by the Department of Defense, or DoD, imposes a 36% cap on the "all-in" annual percentage rates charged on certain loans to active-duty members of the U.S. military, reserves and National Guard and their respective dependents. As initially adopted, the MLA and related DoD rules applied to our loans with terms up to 90 days. However, in 2016, the DoD expanded its MLA regulations, effective in October 2016, to encompass some of our longer-term Installment Loans that were not previously covered. As a result, we ceased offering short-term consumer loans to these applicants in 2007 and all loans to these applicants in 2016.

Enumerated Consumer Financial Services Laws, TCPA and CAN-SPAM: Federal law imposes additional requirements on us with respect to our consumer lending. These requirements include disclosure requirements be charged to cash a government check; and British Columbia and Ontario, where there is proposed legislation which will either restrict or impose a maximum fee that can be charged to cash a government check or any other check that may be designated by regulation. The province of Saskatchewan also regulates the check cashing business but only in respect of provincially regulated loan, trust and financing corporations. Cash Money does not operate in the province of Quebec.

The Financial Transaction and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, or the PCMLTFA. The PCMLTFA requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests or receipts of $10,000 or more. The PCMLTFA also requires submitting suspicious transactions reports when there are reasonable grounds to suspect that a transaction or attempted transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity, and the submission of terrorist financing reports where a person has possession or control of property that they know or believe to be owned or controlled by or on behalf of a terrorist or terrorist group. The PCMLTFA also imposes obligations on money services businesses in respect of record keeping, identity verification, and implementing a compliance policy.

U.K. Regulations

In the United Kingdom, consumer lending is governed by The Consumer Credit Act 1974, which was amended by the Consumer Credit Act 2006, or the CCA, and related rules and regulations supplemented by guidance. On April 1, 2014, the Financial Conduct Authority, or FCA, assumed responsibility for regulating consumer credit from the Office of Fair Trading, or OFT, as enacted under the Financial Services Act 2012. The FCA is the regulatory body in the United Kingdom that is responsible for the regulation and oversight of the consumer credit industry. Firms operating with consumer credit licenses originally issued by the OFT were required to register with the FCA in the fall of 2013 to obtain interim permission to conduct consumer credit activities from April 1, 2014 until they had applied for and obtained full authorization from the FCA. In February 2016, the Company was notified that its two lending businesses in the United Kingdom, SRC Transatlantic Limited and Wage Day Advance Limited, had received full authorization from the FCA to undertake certain categories of regulated consumer credit business under the Financial Services and Markets Act 2000.

While U.K. consumer credit businesses are principally regulated by the FCA, there is additional legislation and regulation that governs consumer credit, including the CCA. The CCA imposes various obligations on lenders, and any person who exercises the rights and duties of lenders to correctly document credit agreements and guarantees and indemnities, give borrowers rights to withdraw, provide post contract information such as statements of account, notices of sums in arrears and default notices, protect consumers who purchase a good or service from a linked supplier and not to take certain recovery or enforcement action until prescribed forms of post-contractual notices have been served and prescribed time periods have elapsed. Any failure to comply with such legislation or regulation may have serious consequences for our U.K. operations, as well as a risk that the FCA may revoke or suspend our authorization.

The FCA and its predecessor, the OFT, have already taken action against, and have imposed requirements on, a number of well-known U.K. financial institutions. In addition, our U.K. operations are subject to various regulations concerning consumer protection and data protection, among others. We are also subject to the powers of the U.K. Information Commissioner's Office, or the ICO, to take enforcement action in relation to data protection.

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| PROJECT CAMELOT (CUR | Donnelley Financial | NY8690AM021227 12.5.9 | ADG quinr0nd | 15-Nov-2017 11:09 EST | 418937 TX 132 | 40* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT 1C |

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Doug Rippel	51	Executive Chairman of Board of Directors
Don Gayhardt	53	President, Chief Executive Officer and Director
William Baker	37	Executive Vice President and Chief Operating Officer
Roger Dean	55	Treasurer, Executive Vice President and Chief Financial Officer
Terry Pittman	60	Executive Vice President and Chief Information Officer
Vin Thomas	40	Secretary and Chief Legal Officer
Chad Faulkner	50	Director
Mike McKnight	51	Director
Christopher A. Masto	50	Director
Karen Winterhof	30	Director
Andrew Frawley(1)	55	Director
Dale E. Williams(2)	54	Director

(1)   Mr. Frawley's appointment to our Board of Directors will be effective upon the listing of our shares of common stock on the NYSE.

(2)   Mr. Williams' appointment to our Board of Directors will be effective upon the listing of our shares of common stock on the NYSE.

Executive Officers

Doug Rippel co-founded the Company and has served as our Executive Chairman of the Board of Directors since 2012. Mr. Rippel was our Chairman of the Board of Directors from 2008 to 2012, our Chief Executive Officer from 1997 to January 2012 and our Secretary and Treasurer from 1997 to 2008. As one of our founders, he has led the Company in its entire geographic and product expansion. Mr. Rippel serves as a director of several private companies. Mr. Rippel also serves as a director and officer of each of our wholly owned subsidiaries. Mr. Rippel shares, together with the other Founder Holders, 100% ownership of Ad Astra, which we employ to provide third-party collection activities for our U.S. operations. Mr. Rippel also co-owns with the other Founder Holders certain real estate companies from which we lease some of our corporate stores and offices. For more information, see "Certain Relationships and Related-Party Transactions—Related-Party Transactions." Mr. Rippel has also served as the Chief Executive Officer of American First Finance since 2013. Mr. Rippel holds a Bachelor of Science degree in Electrical Engineering from Kansas State University and a Master of Business Administration from Wichita State University.

Don Gayhardt has served as the Company's Chief Executive Officer since January 2012, as the Company's President since July 2013 and on our Board of Directors since December 2012. Prior to joining the Company, Mr. Gayhardt served in various capacities at Dollar Financial Corp., (now known as DFC Global Corp.,) from 1990 to 2008, including President and a member of the board of directors from 1998 to 2008. During his time with Dollar, the company expanded from 60 stores to over 1,100 and revenue increased from $14 million to over $550 million. Since 2008, Mr. Gayhardt has been an investor and advisor to a number of finance, financial technology and retail businesses, and currently serves on the board of directors of Beneficial Bancorp. Mr. Gayhardt earned his Bachelor of Business Administration degree in Accounting from the University of Notre Dame.

William Baker has served as the Company's Chief Operating Officer since February 2016. Mr. Baker was our Company's Chief Marketing Officer from September 2011 until 2016 and Vice President of Marketing and Business Development from April 2007 until September 2011. Mr. Baker also serves on the Board of Directors for the Company's U.K. subsidiaries SRC Transatlantic LTD and CURO Transatlantic Limited. Mr. Baker earned a Bachelor of Science Degree in Integrated Marketing Communications from Gannon University.

business and structure, the board of directors focused primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Our board of directors has evaluated the independence of its members based upon the rules of NYSE and the SEC. Applying these standards, our board of directors has affirmatively determined that Andrew Frawley, Christopher Masto, Dale E. Williams and Karen Winterhof are independent directors.

Board Leadership Structure

Our board of directors includes our Chief Executive Officer. Our Executive Chairman is not an officer or employee of the Company. Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the right board leadership structure may vary as circumstances warrant. The board of directors will discuss and consider the matter from time to time as circumstances change and, subject to our amended and restated bylaws, will have the flexibility to modify our board structure as it deems appropriate.

Board Committees

Upon the completion of this offering, the board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the board committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

The Audit Committee will be responsible for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors' qualifications, independence and compensation; the performance of our internal audit function and independent auditors; and our compliance with legal and regulatory requirements and our Code of Business Conduct and Ethics.

Upon the completion of this offering, the Audit Committee will consist of Dale E. Williams, Andrew Frawley and Karen Winterhof. Rule 10A-3 under the Exchange Act and the NYSE rules require us to have one independent Audit Committee member upon the listing of our common stock, a majority of independent directors on our Audit Committee within 90 days of the date of this prospectus and an Audit Committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that each of Dale E. Williams and Andrew Frawley meets the definition of "independent director" for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. We intend to comply with the other independence requirements within the time periods specified. We have identified Dale E. Williams as our "audit committee financial expert" as that term is defined in the rules and regulations of the SEC. The Audit Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Audit Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus. The responsibilities of our Audit Committee will include, among other things:

- appointing, as well as reviewing and approving the compensation, retention and termination of, the independent registered public accounting firm engaged to audit our financial statements;

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021227 12.5.9	ADG quinr0nd	15-Nov-2017 14:25 EST	418937 TX 136	39*
PROSPECTUS		NYM		06-Nov-2017 13:29 EST COMP	PS PMT	1C

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- helping to ensure the independence of and overseeing the performance of the independent registered public accounting firm;

- reviewing and pre-approving audit and non-audit services and fees;

- reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

- preparing the Audit Committee report that the SEC requires be included in an annual proxy statement;

- assisting the board of directors in overseeing our internal audit function;

- reviewing reports and communications from the independent registered public accounting firm;

- reviewing the adequacy and effectiveness of our internal control over financial reporting (on which our management will be required to provide a report for our second annual report on Form 10-K);

- reviewing and overseeing related-party transactions; and

- establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

The Compensation Committee will be responsible for, among other things, determining the compensation of our executive officers, reviewing our executive compensation policies and plans, administering and implementing our equity compensation plans, and preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Upon the completion of this offering, the Compensation Committee will consist of Andrew Frawley, Doug Rippel and Christopher Masto. Rule 10C-1 under the Exchange Act and the NYSE rules require us to have one independent Compensation Committee member upon the earlier of the closing of this offering or five business days from the date of listing of our common stock, a majority of independent directors on our Compensation Committee within 90 days of the date of listing of our common stock and a Compensation Committee composed entirely of independent directors within one year of the date of listing of our common stock. Our board of directors has affirmatively determined that each of Andrew Frawley and Christopher Masto meets the definition of "independent director" for purposes of serving on a compensation committee under Rule 10C-1 under the Exchange Act and the NYSE rules, is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act and is an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Compensation Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus. The responsibilities of our Compensation Committee will include, among other things:

- overseeing our overall compensation philosophy, compensation policies, compensation plans and benefit programs;

- reviewing and approving for our executive officers: the annual base salary, annual incentive compensation (including the specific goals and amounts), equity compensation, employment agreements, severance or termination agreements, change in control arrangements and any other benefits, compensation or arrangements; and

- reviewing and making recommendations to our Board of Directors with respect to employee compensation and benefit plans.

200Ff@Tuxu9Bsh2tC

| PROJECT CAMELOT (CUR | Donnelley Financial | NY8690AM021227 12.5.9 | ADG quinr0nd | 15-Nov-2017 14:25 EST | | 418937 TX 137 | 51* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other things, reviewing board structure, composition and practices and making recommendations on these matters to our board of directors reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors, overseeing our board of directors' performance and self-evaluation process, reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto, and developing and reviewing a set of corporate governance principles.

Upon the completion of this offering, the Nominating and Corporate Governance Committee will consist of Christopher Masto, Dale E. Williams and Chad Faulkner. The NYSE rules require us to have one independent Nominating and Corporate Governance Committee member upon the earlier of the closing of this offering or five business days from the date of listing of our common stock, a majority of independent directors on our Nominating and Corporate Governance Committee within 90 days of the date of listing of our common stock and a Nominating and Corporate Governance Committee composed entirely of independent directors within one year of the date of listing of our common stock. Our board of directors has affirmatively determined that each of Dale E. Williams and Christopher Masto meets the definition of "independent director" for purposes of serving on a nominating and corporate governance committee under the NYSE rules. The Nominating and Corporate Governance Committee will have adopted a written charter that, among other things, specifies the scope of its rights and responsibilities and satisfies the applicable standards of the SEC and NYSE. Upon the completion of this offering, the charter of the Nominating and Corporate Governance Committee will be available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Corporate Governance Guidelines

The board of directors has developed and adopted a set of corporate governance principles to provide the framework for the governance of CURO and to assist our board in the exercise of its responsibilities. These guidelines reflect the board's commitment to monitoring the effectiveness of policy and decision making both at the board and management level, with a view to enhancing stockholder value over the long term. Following the completion of this offering, the corporate governance guidelines will be available on our website. We expect that any amendments to the guidelines, or any waivers of its requirements, will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Compensation Committee Interlocks and Insider Participations

None of the members of our Compensation Committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Business Conduct and Ethics

Upon the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which fulfills applicable guidelines issued by the SEC. Following the completion of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website within four business days the extent required by the rules and regulations of the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

137

installments over a four year period subject to the executive's continued employment with the Company through the applicable payment dates, and (ii) a one-time $25,000 discretionary bonus, further described in "—2016 Leadership Bonus", below.

For additional information, please see "—Narrative to Summary Compensation Table" below.

(4) Represents the aggregate grant date fair value of options granted to our named executive officers in 2016, determined under FASB ASC Topic 718. With respect to time-vesting options, the grant date fair value was determined using a Black-Scholes option-pricing model. For additional information with respect to options granted during 2016, including a discussion of the assumptions made in such valuation, see Note 12, "Share-Based Compensation" of our Notes to Consolidated Financial Statements included elsewhere in this prospectus. The amounts above reflect our aggregate accounting expense for these awards and do not necessarily correspond to the actual value that will be recognized by our named executive officers, which depends on the market value of our common stock on a date in the future.

(5) The amounts reported as earned in this column represent the bonuses earned with respect to 2016 by each executive, with respect to Mr. Gayhardt, pursuant to his employment agreement, and with respect to Messrs. Baker and Pittman, pursuant to the 2016 Annual Corporate Incentive Plan. These amounts were paid in December 2016. For additional information, please see "—Narrative to Summary Compensation Table" below.

(6) Our named executive officers had no above-market or preferential earnings on deferred compensation during 2016.

(7) The amounts reported as earned by each named executive officer in this column include the cost of the following perquisites and other benefits received by our named executive officers:

- *Don Gayhardt.* The amount reported represents: (i) employer contributions equal to $185,263 made to our non-qualified deferred compensation plan with respect to 2016; (ii) reimbursement for $25,000 in life insurance premiums; (iii) reimbursements for travel expenses incurred while commuting between the executive's primary residence and our corporate office in Wichita, Kansas, equal to $16,600; and (iv) payments by us equal to $1,260 for executive life insurance premiums and $1,320 for executive long term disability benefits.

- *William Baker.* The amount reported represents: (i) matching contributions equal to $7,950 made to our tax qualified retirement plan during 2016; (ii) employer contributions equal to $89,375 made to our non-qualified deferred compensation plan with respect to 2016; (iii) reimbursements for travel expenses incurred while commuting between the executive's primary residence and our corporate office in Wichita, Kansas, equal to $18,300; and (iv) payments by us equal to $840 for executive life insurance premiums and $1,320 for executive long term disability benefits.

- *Terry Pittman.* The amount reported represents (i) matching contributions equal to $7,950 made to our tax qualified retirement plan with respect to 2016; (ii) employer contributions equal to $68,624 made to our non-qualified deferred compensation plan during 2016; and (iii) payments by us equal to $840 for executive life insurance premiums and $1,320 for executive long term disability benefits.

Narrative to Summary Compensation Table

Executive Employment Agreements

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to employment agreements, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our named executive officers in connection with a termination of employment and/or a change in control under arrangements with each of our named executive officers, please see "—Potential Payments Upon Termination or Change in Control" below.

Don Gayhardt

New Employment Agreement. We entered into an amended and restated employment agreement with Mr. Gayhardt, effective as of January 1, 2017, pursuant to which he serves as our President and Chief Executive Officer. The agreement provides for an indefinite term, subject to earlier termination upon death, disability, a termination by the Company or Mr. Gayhardt's resignation. Pursuant to his employment agreement, Mr. Gayhardt is entitled to a base salary, which was increased, effective as of December 15, 2016, to $760,000 from $725,000. In addition, Mr. Gayhardt is eligible to earn the following bonuses for each calendar year: (i) a bonus equal to 75% of his base salary if our (a) revenue, less provision for loan losses and (b) EBITDA targets for the year are met, and (ii) an additional bonus in an amount equal to 3% of Mr. Gayhardt's base salary multiplied by the number of percentage points by which our actual EBITDA for such calendar year exceeds the EBITDA target established by our board of directors in the annual budget for the applicable fiscal year, up to a maximum of 60% of base salary if our base revenue targets are achieved.



| PROJECT CAMELOT (CUR | Donnelley Financial | ADGP64RS38 12.5.9 | ADG pf_rend | 16-Nov-2017 23:39 EST | | 418937 TX 146 | 38* |
| PROSPECTUS | | NYM | | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

Outstanding Equity Awards at Fiscal Year End

The following table sets forth outstanding equity awards to acquire shares of common stock held by each of our named executive officers as of December 31, 2016.

| | | Option awards | | | | | Stock awards | | | |
| | | Number of securities underlying unexercised options exercisable (#) | Number of securities underlying unexercised options unexercisable (#) | Equity incentive plan awards: number of securities underlying unexercised unearned options (#) | Option exercise price ($) | Option expiration date | Number of shares or units of stock that have not vested (#) | Market Value of shares or units of stock that have not vested ($) | Incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
Name	Grant date									
Don Gayhardt	May 7, 2012(1)	—	758,052	—	2.68	January 1, 2022	—	—	—	—
	March 28, 2016(2)	—	8,028	—	3.39	January 1, 2026	—	—	—	—
William Baker	December 9, 2010(3)	—	56,844	—	0.85	January 1, 2019	—	—	—	—
	October 24, 2011(3)	—	94,752	—	2.68	September 1, 2021	—	—	—	—
	March 28, 2016(2)	—	4,968	—	3.39	January 1, 2026	—	—	—	—
	June 30, 2016(3)	—	108,000	—	3.72	May 1, 2026	—	—	—	—
Terry Pittman	December 9, 2010(3)	—	151,596	—	0.85	January 1, 2019	—	—	—	—
	March 28, 2016(2)	—	4,032	—	3.39	January 1, 2026	—	—	—	—
	June 30, 2016(3)	—	36,000	—	3.72	May 1, 2026	—	—	—	—

(1) 20% of the options vest on each of the first five anniversaries beginning on January 1, 2012, subject to the option holder's continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first "disposition event" to occur (as defined in the stock option agreement); (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a "disposition event" prior to a termination of employment, all of the unvested options will become vested.

(2) Options vest in three equal installments on December 31st of each of 2016, 2017 and 2018, subject to the option holder's continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first "disposition event" to occur (as defined in the stock option agreement); (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a "disposition event" prior to a termination of employment, all of the unvested options will become vested.

(3) 20% of the options vest on each of the first five anniversaries of the applicable vesting commencement date set forth in the option agreement, subject to the option holder's continued employment through such date; however, the options are only exercisable upon the first of the following events to occur: (i) upon the first "disposition event" to occur; (ii) at any time after an initial public offering of our common stock; (iii) following a termination of employment for any reason other than by us for cause; or (iv) on the 30th day prior to the expiration date. Options must be exercised during the 30-day period following an exercise event described in (iii) and (iv). Upon the occurrence of a "disposition event" prior to a termination of employment, all of the unvested options will become vested.

Potential Payments Upon Termination or Change in Control

The following summaries describe the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment and/or a change in control.

Severance Benefits

We have entered into an employment agreement with each of our named executive officers, which provides for certain payments to be made in connection with certain terminations of service. Other than as set forth below, we do not offer or have in place for our named executive officers any formal retirement, severance or similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control (other than our tax-qualified and non-qualified contributory defined contribution plans).

Non-Qualified Deferred Compensation Plan

We maintain the Non-Qualified Deferred Compensation Plan, the material terms of which are described under "Narrative to Summary Compensation Table," above. Company contributions to the Non-Qualified Deferred Compensation Plan generally vest over a term of three years; however, vesting with respect to Company contributions made on behalf of each of our named executive officers will be accelerated upon the occurrence of a "disposition event." A "disposition event" for these purposes is defined above. Each vested deferred compensation account will be paid out in a lump sum upon a participant's separation from service with the Company. Each of our named executive officers contribute to our non-qualified deferred compensation plan.

Equity Incentive Plans

We currently maintain the 2010 EIP, pursuant to which we may grant various forms of equity compensation to our service providers, including our key employees, non-employee directors and consultants. We have historically granted options to service providers under the 2010 EIP. In connection with this offering, our board of directors intends to adopt, and we expect our shareholders to approve, the 2017 Incentive Plan, which will be effective immediately prior to the completion of the offering. The principal features of the 2010 EIP and the 2017 Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the 2010 EIP and the 2017 Incentive Plan, which are filed as exhibits to the registration statement of which this prospectus is a part.

2010 EIP

In 2010, our board of directors approved the 2010 EIP. Under the 2010 EIP, we may grant stock options, restricted shares and other stock-based awards to our key employees, directors and consultants.

There are 2,160,000 shares of our common stock reserved for issuance under the 2010 EIP. This number is subject to additional adjustment in the event of a corporate transaction, distribution or similar event, as determined by the compensation committee of the board of directors. As of November 8, 2017, options in respect of 1,977,480 shares of common stock, were outstanding under the 2010 EIP. Our compensation committee has full power and authority to determine the terms of awards granted pursuant to the 2010 EIP, including, without limitation, which key employees, directors and consultants will be granted awards and the number of shares of common stock subject to awards.

Our board of directors may amend or discontinue the 2010 EIP at any time and may amend or cancel any outstanding award. No such amendment may adversely affect the rights under any outstanding award without the holder's consent.

2017 Incentive Plan

Introduction

In connection with this offering, we intend to adopt, and we expect our stockholders to approve, the 2017 Incentive Plan. The 2017 Incentive Plan will authorize the grant of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based upon our common stock. The 2017 Incentive Plan will become effective immediately prior to the effective date of the offering and no further grants will be made under the 2010 EIP.

Purpose

The purpose of the 2017 Incentive Plan is to give us the ability to attract, retain, motivate and reward certain officers, employees, directors and consultants and to provide a means whereby officers, employees, directors and/or consultants can acquire and maintain ownership of our common stock or be paid incentive compensation

		ADGP64RS38					
PROJECT CAMELOT (CUR	Donnelley Financial	12.5.9	ADG pf_rend	**16-Nov-2017 23:39 EST**		**418937 TX 149**	35*
PROSPECTUS			NYM	**06-Nov-2017 13:29 EST**	**COMP**	PS PMT	1C

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measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and that of our affiliates and promoting an identity of interest between our stockholders and these persons and encouraging such eligible people to expend maximum effort in the creation of stockholder value.

The following summary is not a complete description of all provisions of the 2017 Incentive Plan and is qualified in its entirety by reference to the 2017 Incentive Plan, the final version of which is subject to further internal discussion and review, and possible revision.

Plan Administration

The 2017 Incentive Plan will be administered by our compensation committee. Our compensation committee will have the authority, among other things, to select participants, grant awards, determine types of awards and terms and conditions of awards for participants, prescribe rules and regulations for the administration of the plan and make all decisions and determinations as deemed necessary or advisable for the administration of the 2017 Incentive Plan. Our compensation committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the 2017 Incentive Plan and to the extent permitted by applicable law, to our officers or employees, although any award granted to any person who is not our employee, who is subject to Section 16 of the Exchange Act, or who is granted an award that is intended to qualify as performance-based compensation under Section 162(m) of the Code must be expressly approved by the compensation committee. Our compensation committee's actions will be final, conclusive and binding.

Authorized Stock

A total of 5,000,000 shares of common stock will be reserved and available for issuance under the 2017 Incentive Plan, subject to adjustment in accordance with the terms of the 2017 Incentive Plan. The number of shares of common stock reserved and available for issuance under the 2017 Incentive Plan is subject to adjustment, as described below. The maximum number of shares of common stock that may be issued in respect of incentive stock options will be 5,000,000. Common stock issued under the 2017 Incentive Plan may consist of authorized but unissued stock or previously issued common stock. Common stock underlying awards that are settled in cash, expire or are canceled, forfeited, or otherwise terminated without delivery to a participant, will again be available for issuance under the 2017 Incentive Plan. Common stock withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will again become available for issuance under the 2017 Incentive Plan.

Individual Limits

At all times that we are subject to Section 162(m) of the Code, the maximum number of shares of common stock subject to stock options, stock appreciation rights or performance-based awards intended to qualify as "qualified performance-based compensation" (within the meaning of Section 162(m) of the Code), in each case, that may be granted to any individual in any one calendar year is 680,000, subject to adjustment, as described below. The maximum value of performance-based awards intended to qualify as "qualified performance-based compensation" (within the meaning of Section 162(m) of the Code) that is valued in dollars that an individual may receive in respect of any annual performance period is $10,000,000, and for any performance period in excess of one year, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and denominator of which is 12. The maximum value of any awards granted to any non-employee director in any one calendar year during such calendar year, may not exceed   .

Types of Awards

The types of awards that may be available under the 2017 Incentive Plan are described below. All of the awards described below will be subject to the terms and conditions determined by our compensation committee in its sole discretion, subject to certain limitations provided in the 2017 Incentive Plan. Each award granted under the 2017 Incentive Plan will be evidenced by an award agreement, which will govern that award's terms and conditions.



| PROJECT CAMELOT (CUR | Donnelley Financial | ADGP64RS38 12.5.9 | ADG pf_rend | 16-Nov-2017 23:39 EST | | 418937 TX 154 | 33* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

Clawback; Sub-Plans

All awards under the 2017 Incentive Plan will be subject to any incentive compensation clawback or recoupment policy currently in effect, or as may be adopted by our board of directors (or any committee or subcommittee thereof) and, in each case, as may be amended from time to time. In addition, our compensation committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2017 Incentive Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants in a manner deemed by our compensation committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

No-Repricing of Awards

No awards under the 2017 Incentive Plan may be repriced without stockholder approval. For purposes of the 2017 Incentive Plan, "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from stock splits), (ii) any other action that is treated as a repricing under generally accepted accounting principles and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying stock.

Equity Awards Pursuant to the 2017 Incentive Plan

Our board of directors approved the grant of restricted stock units to certain employees and non-employee directors. The restricted stock units were granted effective and contingent upon the execution and delivery of the underwriting agreement relating to this offering. Restricted stock unit grants to our executive officers and other non-executive officer employees vest ratably over a three year period, subject to the award holder's continued service with us through the applicable vesting date.

Our non-employee directors received an initial award of restricted stock units with respect to the number of shares of our common stock determined by dividing $200,000 by the IPO price (rounded down to the nearest whole share), which vest in two equal installments, with one-half vesting upon the occurrence of the our annual meeting of shareholders in 2018 and the remainder vesting upon the occurrence of our annual meeting of shareholders in 2019.

The following table sets forth information concerning these grants of restricted stock units. The number of shares of our common stock subject to such restricted stock unit awards will be determined by dividing the applicable dollar value of such award by the IPO price (rounded down to nearest whole share):

Name	Dollar Value of Restricted Stock Units
Don Gayhardt	$ 3,420,000
William Baker	$ 1,650,000
Terry Pittman	$ 1,266,900
Executive Group(1)	$ 2,497,350
Non-Employee Director Group(2)	$ 1,600,000
Non-Executive Officer Employee Group(3)	$11,218,858

(1) Consists of grants to our Chief Legal Officer and Chief Financial Officer.
(2) Consists of grants to our 8 non-employee directors.
(3) Consists of grants to 25 non-executive officer employees.

154

Employee Stock Purchase Plan

In connection with this offering, we intend to adopt, and we expect our stockholders to approve, an Employee Stock Purchase Plan, or the ESPP. We do not expect to grant purchase rights under our ESPP until after the completion of this offering.

Share Reserve

The maximum number of shares of our common stock that will be available for purchase under the ESPP is 2,500,000 shares. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP.

Administration

Our compensation committee, or such other duly authorized committee or subcommittee of our board of directors, will administer our ESPP.

Limitations

Our employees, including executive officers, directors and the employees of any of our parent or subsidiary corporations will be eligible to participate in the ESPP, provided that they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the compensation committee: (i) customary employment with us or one of our parents or subsidiaries for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our subsidiaries for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under the ESPP (x) if such employee immediately after the grant would own stock representing 5% or more of the total combined voting power or value of all classes of our common stock or the common stock of any of our parent or subsidiary corporations or (y) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding, provided that no such employee may purchase more than 5,000 shares of our common stock in any purchase period in which purchase rights are outstanding.

Our ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The compensation committee may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The compensation committee, in its discretion, will determine the terms of offerings under our ESPP.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Holding Period

Our ESPP permits our compensation committee to establish a holding period for any shares of our common stock purchased in a particular offering, during which such shares will be subject to a resale restriction barring the holder from selling such shares. The holding period, if any, will commence on the purchase date and will end automatically on the earliest of (i) the termination of the participant's employment, (ii) the occurrence of a change in control or (iii) the twelve month anniversary of the purchase date or such earlier date as established by our compensation committee.

Payroll Deductions

Our ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Subject to other limitations determined by the compensation committee, the purchase

155

price of the shares will be not less than 85% of the fair market value of our common stock on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions

In the event of a change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, then employees accumulated payroll deductions will be used to purchase shares of our common stock within ten business days prior to any such change in control. The participants' purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination

Our board of directors or our compensation committee has the authority to amend, suspend or terminate our ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our ESPP will remain in effect until terminated by our board of directors or our compensation committee in accordance with the terms of the ESPP.

Director Compensation

Director Compensation Policy

For 2016, members of our board of directors received no cash, equity or other non-equity compensation for services rendered. We currently have no other formal arrangements under which our directors receive compensation for service to the board of directors or its committees. For compensation paid in 2016 to Don Gayhardt, our President, Chief Executive Officer and director, see "—Summary Compensation Table."

All Other Compensation

We reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors. We do not provide tax gross-up payments to members of our board of directors. Our board of directors approved a new compensation policy that will become effective upon the execution and delivery of the underwriting agreement related to this offering and is applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

- annual cash retainer of $65,000 for each non-employee director;

- additional annual cash retainer for the Chairman of $40,000 for service as chairperson of the board;

- additional cash retainer for the Chair of the Audit Committee of $15,000 for service as chairperson of the Audit Committee;

- additional annual cash retainer for all members of the Audit Committee of $10,000 to compensate for serving on the Audit Committee;

- additional cash retainer for the Chair of the Compensation Committee of $13,000 for service as chairperson of the Compensation Committee;

- additional annual cash retainer for all members of the Compensation Committee of $9,000 to compensate for serving on the Compensation Committee;

- additional cash retainer for the Chair of the Nominating and Corporate Governance Committee of $10,000 for service as chairperson of the Nominating and Corporate Governance Committee;

| PROJECT CAMELOT (CUR | Donnelley Financial | ADGP64RS19 12.5.9 | ADG pf_rend | 16-Nov-2017 23:39 EST | | 418937 TX 161 | 31* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

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PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of November [●], 2017 for each of our directors, our named executive officers, all directors and named executive officers as a group, each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock and each selling shareholder. The table gives effect to the application of a 36—for—1 split of our common stock and the filing of our amended and restated certificate of incorporation.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, subject to community property laws and except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right or the vesting of restricted stock units, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Shares beneficially owned by a person pursuant to a right to acquire the shares within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on the number of shares of our common stock outstanding as of November [●], 2017. Unless otherwise noted below, each stockholder's address is c/o CURO Group Holdings Corp., 3527 North Ridge Road, Wichita, Kansas 67205.

Name and Address	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option Is Not Exercised		Shares Beneficially Owned After the Offering Assuming the Underwriters' Option Is Fully Exercised	
	# of Shares	% of Total Common Stock and Voting Power	# of Shares	% of Total Common Stock and Voting Power	# of Shares	% of Total Common Stock and Voting Power
5% Stockholders						
FFL Holders(1)	13,212,000	34.86%	13,212,000	28.67%	13,212,000	28.06%
J.P. Genova Family Trust(2)	1,894,752	5.00	1,894,752	4.11	1,894,752	4.02
Directors and Named Executive Officers						
Chad Faulkner(3)	6,883,524	18.16	6,883,524	14.94	6,883,524	14.62
Andrew Frawley(4)	—	*	—	*	—	*
Mike McKnight(5).	6,883,524	18.16	6,883,524	14.94	6,883,524	14.62
Doug Rippel(6)	6,883,524	18.16	6,883,524	14.94	6,883,524	14.62
Don Gayhardt(7)	—	*	766,872	1.66	766,872	1.63
William Baker(8)	—	*	178,200	*	178,200	*
Terry Pittman(9).	—	*	162,756	*	162,756	*
Christopher A. Masto(10).	—	*	—	*	—	*
Dale E. Williams(11)	—	*	—	*	—	*
Karen Winterhof(12).	—	*	—	*	—	*
All directors and executive officers as a group (12 persons)(13)	20,650,572	54.49%	21,831,300	47.38%	21,831,300	46.37%

* Represents beneficial ownership of less than 1%.

(1) Amounts shown reflect 12,504,060 shares of common stock held by Friedman Fleischer & Lowe Capital Partners II, L.P., 239,904 shares of common stock held by FFL Executive Partners II, L.P. and 468,036 shares of common stock held by FFL Parallel Fund II, L.P. or the FFL

Holders. The FFL Holders are controlled by Friedman Fleischer & Lowe GP II, LP, their general partner, which may be deemed a beneficial owner of the shares of common stock, with shared voting and dispositive power over such shares. The address of the FFL Holders is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.

(2) The address of the J.P. Genova Family Trust is 145 Haist Avenue, Unit 8, Vaughan, Ontario Canada L4L 5V1.

(3) Amounts shown reflect the aggregate number of shares of common stock held by the Exempt Family Trust c/u Leah M. Faulkner 2017 Dynasty Trust (the "Faulkner 2017 Trust I") and the Exempt Family Trust c/u Chadwick H. Faulkner (the "Faulkner 2017 Trust II"). Mr. Faulkner has sole voting and investment power with respect to the Faulkner 2017 Trust I and Faulkner 2017 Trust II.

(4) Mr. Frawley will become a member of our board of directors upon the listing of our common stock in connection with this offering, and thus was not serving as of November [•], 2017.

(5) Amounts shown reflect the number of shares of common stock held by McKnight Holdings, LLC of which Mr. McKnight is the sole member.

(6) Amounts shown reflect the number of shares of common stock held by Rippel Holdings, LLC of which Mr. Rippel is the sole member.

(7) Consists of 766,872 shares of our common stock issuable pursuant to outstanding share options which are expected to become exercisable in connection with this offering.

(8) Consists of 178,200 shares of our common stock issuable pursuant to outstanding share options which are expected to become exercisable in connection with this offering.

(9) Consists of 162,756 shares of our common stock issuable pursuant to outstanding share options which are expected to become exercisable in connection with this offering.

(10) The address of Mr. Masto is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.

(11) Mr. Williams will become a member of our board of directors upon the listing of our common stock in connection with this offering, and thus was not serving as of November [•], 2017.

(12) The address of Ms. Winterhof is c/o FFL Partners, LLC, One Maritime Plaza, Suite 2200, San Francisco, California 94111.

(13) Includes shares of our common stock owned by all directors, named executive officers and other executive officers.

◀

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| PROJECT CAMELOT (CUR | Donnelley Financial | ADGP64RS19 12.5.9 | ADG pf_rend | 16-Nov-2017 23:39 EST | | 418937 TX 163 | 18* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS   PMT | 1C |

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect following the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. Immediately prior to the completion of this offering, we will adopt and file an amended and restated certificate of incorporation, adopt amended and restated bylaws and effect a 36-for-1 split of our common stock. This description summarizes provisions that will be included in the amended and restated certificate of incorporation and bylaws. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, pursuant to the terms of our amended and restated certificate of incorporation, our authorized capital stock will consist of 225,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of "blank check" preferred stock, $0.001 par value per share.

Upon completion of this offering and the stock split, there will be 44,561,419 shares of our common stock outstanding.

Common Stock

Voting rights

Holders of shares of our common stock will be entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Generally, holders of shares of our common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, unless otherwise required by law or with respect to the matters described in the immediately following paragraph. Generally, all matters to be voted on by the stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class.

Notwithstanding the foregoing paragraph, amendments to our amended and restated certificate of incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See "Dividend Policy" for additional information.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

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| PROJECT CAMELOT (CUR | Donnelley Financial | ADGP64RS19 12.5.9 | ADG pf_rend | 16-Nov-2017 23:39 EST | | 418937 TX 167 | 12* |
| PROSPECTUS | | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

- any transaction from which an improper personal benefit is derived.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We expect to enter into agreements to indemnify our directors, and executive officers. With specified exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Registration Rights

The Amended and Restated Investor Rights Agreement provides certain holders of our common stock, subject to certain conditions, certain registration rights following this offering and the expiration of any related lock-up period. See "Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Investor Rights Agreement."

Market Listing

Our common stock has been authorized for listing on NYSE under the symbol "CURO."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent's address is 6201 15th Avenue, Brooklyn, New York 11219 and telephone number is (800)-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock. Certain shares of our common stock will not be eligible for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering, 44,561,419 shares of our common stock will be outstanding (or 45,561,419 shares if the underwriters fully exercise their option to purchase additional shares). Of these shares, all 6,666,667 of the shares of common stock sold in this offering (or 7,666,667 shares if the underwriters fully exercise their option to purchase additional shares) will be freely tradable without restriction under the Securities Act, other than shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Our remaining 37,894,752 shares outstanding will be "restricted securities," which means they may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, including, among others, those under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by non-affiliates that are not restricted securities or that have been owned for more than one year may be sold under Rule 144 without restriction.

As a result of lock-up agreements described below, and the provisions of Rule 144 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

Date	Number of Restricted Securities Eligible for Sale
At the date of this prospectus	no shares
180 days after the date of this prospectus	37,894,752 shares of which 33,862,572 shares are held by our affiliates and subject to volume, manner of sale and other limitations under Rule 144

Lock-up Agreements

We, our executive officers and directors and certain of our significant stockholders, who together hold an aggregate of 100% of our common stock, have agreed with the underwriters not to dispose of or hedge any of the shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC. These agreements are described below under "Underwriting."

Rule 144

Non-Affiliates

Under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering without regard to volume limitations or the availability of public information about us, if:

- the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

- the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

In addition, beginning 90 days after the date of this prospectus, Rule 144 will entitle a person who is not our affiliate and has not been our affiliate at any time during the preceding three months to sell any shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates. These non-affiliated holders would be able to make these sales without regard to any volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us.

Affiliates

Beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal 445,614 shares immediately after this offering (or 455,614 shares if the underwriters fully exercise their option to purchase additional shares); and

- the average weekly trading volume in our common stock on NYSE during the four full calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register 9,477,480 shares of our common stock reserved for future issuance under our equity incentive plans. We expect to file this registration statement on, or as soon as practicable after, the effective date of this prospectus. The registration statement on Form S-8 will become effective automatically upon filing. However, the shares registered on Form S-8 will not be eligible for resale until expiration of the lock-up agreements and market standoff provisions to which they are subject, and will be subject to vesting provisions and Rule 144 volume limitations applicable to affiliates.

Registration Rights

The Amended and Restated Investor Rights Agreement provides the principal holders, subject to certain conditions, certain registration rights following this offering and the expiration of any related lock-up period. See "Certain Relationships and Related-Party Transactions—Related-Party Transactions—Amended and Restated Investor Rights Agreement."

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   , 2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and Stephens Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Jefferies LLC	
Stephens Inc...	
William Blair & Company, L.L.C...	
Janney Montgomery Scott LLC	
Total	6,666,667

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,000,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised by Credit Suisse Securities (USA) LLC and Jefferies LLC only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $ per share. After the initial public offering the representatives may change the public offering price and selling concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have also agreed to reimburse the underwriters for their FINRA counsel fee in an amount not to exceed $30,000. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Solebury Capital, or Solebury, has acted as our financial advisor in connection with this offering. Solebury is not acting as an underwriter in connection with this offering, and accordingly, Solebury is neither purchasing shares of common stock nor offering shares of common stock to the public in connection with this offering.

174

We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and stockholders have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies LLC for a period of 180 days after the date of this prospectus.

The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of the common stock in this offering for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Our common stock has been authorized for listing on NYSE under the symbol "CURO."

In connection with the listing of the common stock on NYSE, the underwriters will undertake to sell in the United States round lots of 100 shares or more to a minimum of 400 U.S. holders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

- the information presented in this prospectus and otherwise available to the underwriters;

- the history of, and prospects for, the industry in which we will compete;

- the ability of our management;

- the prospects for our future earnings;

- the present state of our development, results of operations and our current financial condition;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

- other factors deemed relevant by the underwriters and us.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2017 and 2016

Consolidated Financial Statements for the years ended December 31, 2016 and 2015

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30, 2017	December 31, 2016
	(Unaudited)	
ASSETS		
Cash	$ 95,545	$193,525
Restricted cash (includes restricted cash of consolidated VIEs of $6,258 and $2,770 as of September 30, 2017 and December 31, 2016, respectively)	11,474	7,828
Gross loans receivable (includes loans of consolidated VIEs of $198,210 and $130,199 as of September 30, 2017 and December 31, 2016, respectively)	393,423	286,196
Less: allowance for loan losses (includes allowance for losses of consolidated VIEs of $43,127 and $22,134 as of September 30, 2017 and December 31, 2016, respectively)	(71,271)	(39,192)
Loans receivable, net	322,152	247,004
Deferred income taxes	14,032	12,635
Income taxes receivable	2,233	9,378
Prepaid expenses and other	40,345	39,248
Property and equipment, net	88,820	95,896
Goodwill	145,677	141,554
Other intangibles, net of accumulated amortization of $41,257 and $37,670	33,021	30,901
Other	8,840	2,829
Total Assets	$762,139	$780,798
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 55,479	$ 42,663
Deferred revenue	12,509	12,342
Income taxes payable	10,008	1,372
Current maturities of long-term debt	—	147,771
Accrued interest (includes accrued interest of consolidated VIEs of $1,113 and $775 as of September 30, 2017 and December 31, 2016, respectively)	5,500	8,183
Credit services organization guarantee liability	16,890	17,052
Deferred rent	11,757	11,868
Long-term debt (includes long-term debt and issuance costs of consolidated VIEs of $116,590 and $4,455 and $68,311 and $5,257 as of September 30, 2017 and December 31, 2016, respectively)	561,872	477,136
Subordinated shareholder debt	2,401	2,227
Other long-term liabilities	4,628	5,016
Deferred tax liabilities	15,205	14,313
Total Liabilities	696,249	739,943
Commitments and contingencies		
Stockholders' Equity		
Common stock—$0.001 par value; 72,000,000 shares authorized; issued and outstanding 37,894,752 shares	1	1
Dividends in excess of paid-in capital	(35,686)	(35,996)
Retained earnings	143,079	136,835
Accumulated other comprehensive loss	(41,504)	(59,985)
Total Stockholders' Equity	65,890	40,855
Total Liabilities and Stockholders' Equity	$762,139	$780,798

See accompanying Notes to Interim Consolidated Financial Statements.

F-2

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Basis of Presentation

The terms "CURO," "we," "our," "us," and the "Company," refer to CURO Group Holdings Corp. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated.

We have prepared the accompanying unaudited Interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and with the accounting policies described in our 2016 consolidated financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with US GAAP have been condensed or omitted, although we believe that the disclosures are adequate to enable a reasonable understanding of the information presented.

The unaudited Interim Consolidated Financial Statements and the accompanying notes (the "Interim Statements") reflect all adjustments, which are, in the opinion of management, necessary to present fairly our results of operations, financial position and cash flows for the periods presented. The adjustments consist solely of normal recurring adjustments. The Interim Statements should be read in conjunction with the Consolidated Financial Statements and related Notes included in our 2016 consolidated financial statements. Interim results of operations are not necessarily indicative of results that may be expected for future interim periods or for the entire year ending December 31, 2017.

◀

Principles of Consolidation

The Interim Consolidated Financial Statements include the accounts of CURO and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods reported. Some of the significant estimates that we have made in the accompanying Interim Consolidated Financial Statements include allowances for loan losses, certain assumptions related to goodwill and intangibles, accruals related to self-insurance, Credit Services Organization ("CSO") guarantee liability and estimated tax liabilities. Actual results may differ from those estimates.

Nature of Operations

We are a growth-oriented, technology-enabled, highly-diversified consumer finance company serving a wide range of underbanked consumers in the United States, the United Kingdom and Canada.

Revenue Recognition

We offer a broad range of consumer finance products including Unsecured Installment Loans, Secured Installment Loans, Open-End Loans and Single-Pay Loans. Revenue in the consolidated statements of income includes: interest income, finance charges, CSO fees, late fees and non-sufficient funds fees as permitted by

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

over time, plus accrued and unpaid interest, if any to the applicable date of redemption. Prior to March 1, 2019, we will be able to redeem up to 40% of the Notes at a redemption price of 112.000% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the redemption date with the net cash proceeds of certain equity offerings. Prior to March 1, 2019, subject to certain terms and conditions, we will also be able to redeem the Notes at a redemption price of 100% of the principal amount of the Notes redeemed, plus the applicable premium and any accrued and unpaid interest to the redemption date.

NOTE 12—SHARE-BASED COMPENSATION

Share-based compensation expense for the three months ended September 30, 2017 and 2016 was $0.1 million and $0.3 million, respectively, and for the nine months ended September 30, 2017 and 2016 was $0.3 million and $0.8 million, respectively and is included in the Interim Consolidated Statements of Income as a component of Corporate and district expense.

The 2010 Equity Incentive Plan (the "Plan") was originally approved by the Company's shareholders in November 2010, and amended in December 2013. The Plan provides for the issuance of up to 2,160,000 shares, subject to certain adjustment provisions described in the Plan. The Plan provides for the granting of stock options, restricted stock, and stock grants. Awards may be granted to employees, consultants and directors of the Company. The Plan provides that shares of Class B common stock subject to awards granted become available for issuance if such awards expire, terminate, are canceled for any reason, or are forfeited by the recipient. Pursuant to the formation of CURO, all of the rights and obligations under the stock option agreements were transferred from CFTC. Thus, the outstanding and unexercised options now represent an option to purchase the same number of shares of common stock of CURO at the same exercise price and on the same terms and conditions as provided in the original option agreement. No awards may be granted after November 30, 2020.

During the first quarter of 2017, we granted an incremental 54,396 stock options at an exercise price of $8.86 per share. The options vest ratably over a three year period and are subject to limitations on transferability. We also granted an incremental 45,000 stock options at an exercise price of $8.86 per share. The options vest ratably over a five year period and are subject to limitations on transferability. The fair value of the options granted was calculated at each grant date using a Black-Scholes option-pricing model which assumed the following weighted average assumptions: expected volatility of 45.3%, expected term of 6.1 years, risk-free interest rate of 2.2%, and expected dividend yield of 0%.

As of September 30, 2017, there was $0.9 million of unrecognized compensation cost, net of estimated forfeitures, related to share-based awards, which will be recognized over a weighted-average period of 3.2 years.

NOTE 13—INCOME TAXES

Our effective tax rate was 50.4% and 39.0% for the three months ended September 30, 2017 and 2016, respectively. Our effective tax rate was 41.2% and 38.5% for the nine months ended September 30, 2017 and 2016, respectively. As of September 30, 2017, the Company had not provided U.S. tax on its cumulative undistributed foreign earnings of $137.2 million. The Company intends to reinvest its foreign earnings indefinitely in its non-U.S. operations. If the earnings were distributed to the United States, the Company would be subject to estimated U.S. taxes of approximately $61.7 million. In the event the earnings were distributed to the United States, the Company would adjust its income tax provision for the period and would determine the amount of credit for foreign tax credit that would be available to reduce the U.S. tax liability.

NOTE 14—FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We are required to use valuation techniques that are consistent

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

NOTE 18—LITIGATION

Harrison, et al v. Principal Investments, Inc. et al

During the period relevant to this class action litigation, the Company pursued in excess of 16,000 claims in the limited actions and jurisdiction court in Clark County, Nevada, seeking payment of loans on which customers had defaulted. The Company utilized outside counsel to file these debt collection lawsuits. On Scene Mediations, a process serving company, was employed to serve the summons and petitions in the majority of these cases. In an unrelated matter, the principal of On Scene Mediations was convicted of multiple accounts of perjury and filing false affidavits to obtain judgments on behalf of a Las Vegas collection agency. In September 2010, we were sued by four former customers in a proposed class action suit filed in the District Court in Clark County, Nevada. The plaintiffs in this case claimed that they, and others in the proposed class, were not properly served notice of the debt collection lawsuits by the Company.

On June 7, 2017, the parties reached a settlement in this matter. The Company has accrued approximately $2.0 million as a result of this settlement as of September 30, 2017. At a hearing before the District Court in Clark County, Nevada, on July 24, 2017 the Court granted preliminary approval of the settlement. On October 30, 2017, the court issued final approval of the class settlement.

Other Legal Matters

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters may be covered to an extent by insurance. In the opinion of management, based upon the advice of legal counsel, the likelihood is remote that the impact of any pending legal proceedings and claims, either individually or in the aggregate, would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

NOTE 19—EARNINGS PER SHARE

The following presents the computation of basic earnings per share (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
Basic(1):				
Net income	$ 9,762	$15,777	42,743	55,859
Weight average common shares	37,908	37,908	37,908	37,908
Basic earnings per share	$ 0.26	$ 0.42	$ 1.13	$ 1.47

(1) The per share information has been adjusted to give effect to the 36-for-1 stock split of the Company's common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

The following computation reconciles the differences between the basic and diluted earnings per share presentations (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
Diluted(1):				
Net income	$ 9,762	$15,777	$42,743	$55,859
Weighted average common shares (basic)	37,908	37,908	37,908	37,908
Dilutive effect of stock options	1,006	792	1,051	765
Weighted average common shares—diluted	38,914	38,700	38,959	38,673
Diluted earnings per share	$ 0.25	$ 0.41	$ 1.10	$ 1.44

(1)   The per share information has been adjusted to give effect to the 36-for-1 stock split of the Company's common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

Potential common shares that would have the effect of increasing diluted earnings per share or decreasing diluted loss per share are considered to be anti-dilutive and as such, these shares are not included in calculating diluted earnings per share. For the three and nine months ended September 30, 2016, there were 166,752 potential common shares not included in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 20—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On February 15, 2017, CFTC issued $470.0 million aggregate principal amount 12.00% senior secured notes due March 1, 2022, the proceeds of which were used together with available cash, to (i) redeem the outstanding 10.75% Senior Secured Notes due 2018 of our wholly owned subsidiary, CURO Intermediate, (ii) redeem the outstanding 12.00% Senior Cash Pay Notes due 2017 of its parent, CURO, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering. The Senior Secured Notes were sold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"); or outside the United States to non-U.S. Persons in compliance with Regulation S of the Securities Act.

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)   CFTC as the issuer of the 12.00% senior secured notes;

(ii)   CURO Intermediate as the issuer of the 10.75% senior secured notes that were redeemed in February 2017;

(iii) The Company's subsidiary guarantors, which are comprised of our domestic subsidiaries, excluding CFTC and CURO Intermediate (the "Subsidiary Guarantors"), on a combined basis, which are 100% owned by CURO, and which are guarantors of the 12.00% senior secured notes issued in February 2017 and the 10.75% senior secured notes redeemed in February 2017;

(iv) The Company's other subsidiaries on a combined basis, which are not guarantors of the 12.00% senior secured notes or the 10.75% senior secured notes (the "Subsidiary Non-Guarantors")

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED (continued)

On June 7, 2017, the parties reached a settlement in this matter. The Company accrued approximately $2.0 million as a result of this settlement during the second quarter of 2017. At a hearing before the District Court in Clark County, Nevada, on July 24, 2017 the Court granted preliminary approval of the settlement. On October 30, 2017, the court issued final approval of the class settlement.

City of Austin

We were cited on July 5, 2016 by the City of Austin, Texas for alleged violations of the Austin, Texas ordinance addressing products offered by CSOs. The Texas ordinances regulate aspects of products offered under our CAB programs, including loan sizes and repayment terms. We believe that: (1) the Austin ordinance (like its counterparts elsewhere in the state) conflicts with Texas state law and (2) our product in any event complies with the ordinance, when it is properly construed. An Austin trial court agreed with our position that the ordinance conflicts with Texas law and, accordingly, did not address our second argument. In August 2017, an Austin appellate court reversed a trial court's decision and remanded the case to trial court for further proceedings. We appealed the appellate decision in October 2017, and the appeal is currently pending. We will not have a final determination of the lawfulness of our CAB program under the Austin ordinance (and similar ordinances in other Texas cities) for some time. A final adverse decision could potentially result in material monetary liability in Austin and elsewhere and would force us to restructure the loans we arrange in Texas.

Stock Split

On November 8, 2017, the Board of Directors of the Company approved a 36-for-1 stock split of its common stock that will occur prior to the effectiveness of the Registration Statement. The stock split and related amendment to the certificate of incorporation will result in a thirty-six times increase in the number of authorized and outstanding shares of common stock. In addition, the Company plans to amend its certificate of incorporation prior to the effectiveness of the registration statement to increase the number of authorized shares. All share and per share amounts for all periods presented within these consolidated financial statements have been adjusted to reflect the impact of the stock split.

These events were evaluated through the date these financial statements were originally available to be issued, October 24, 2017. In connection with the reissuance of these interim financial statements for the stock split described in this Note 21, the Company has considered whether there are other subsequent events that have occurred since October 24, 2017 through November 8, 2017, the date of reissuance, that require recognition or disclosure in these interim financial statements and believes that there are no other such events.



| PROJECT CAMELOT (CUR | Donnelley Financial | NY0146AM023944 12.5.9 | ADG budhc0nd | 08-Nov-2017 11:39 EST | | 418937 FIN 44 | 33* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CURO Group Holdings Corp.

We have audited the accompanying consolidated balance sheets of CURO Group Holdings Corp. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CURO Group Holdings Corp. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new accounting guidance in 2016 and 2015, related to the presentation of deferred financing costs.

GRANT THORNTON LLP

Kansas City, Missouri
July 12, 2017 (except for Note 23, as to which the date is   )

The foregoing auditor's report is in the form that will be signed upon consummation of the transaction described in Note 23 to the financial statements.

/s/ GRANT THORNTON LLP

Kansas City, Missouri
November [●], 2017

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2016	December 31, 2015
ASSETS		
CURRENT ASSETS		
Cash	$193,525	$100,561
Restricted cash of consolidated VIE	2,770	—
Consumer loans receivable, less allowance for loan losses of $21,612 and $18,616 (includes loans and allowance for losses of consolidated VIE of $60,209 and $10,236, respectively, as of December 31, 2016)	160,998	147,219
Deferred income taxes	12,635	13,399
Income taxes receivable	9,378	7,802
Prepaid expenses and other	39,248	33,476
Total current assets	418,554	302,457
LONG-TERM ASSETS		
Property and equipment, net	95,896	99,707
Goodwill	141,554	145,035
Other intangibles, net of accumulated amortization of $37,670 and $36,791	30,901	32,696
Consumer loans receivable, less allowance for loan losses of $17,580 and $14,332 (includes loans and allowances for losses of consolidated VIE of $69,990 and $11,898, respectively, as of December 31, 2016)	86,006	72,013
Restricted cash	5,058	11,763
Other	2,829	2,346
Total long-term assets	362,244	363,560
Total Assets	$780,798	$666,017
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 42,663	$ 43,150
Deferred revenue	12,342	15,719
Income taxes payable	1,372	—
Current maturities of long-term debt	147,771	8,050
Accrued interest (includes accrued interest of consolidated VIE of $775 as of December 31, 2016)	8,183	7,792
Credit services organization guarantee liability	17,052	17,751
Total current liabilities	229,383	92,462
LONG-TERM LIABILITIES		
Deferred rent	11,868	11,617
Long-term debt (includes long-term debt and debt issuance costs of consolidated VIE of $68,311 and $5,257, respectively, as of December 31, 2016)	477,136	561,675
Subordinated shareholder debt	2,227	2,162
Other long-term liabilities	5,016	1,723
Deferred tax liabilities	14,313	15,760
Total long-term liabilities	510,560	592,937
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock—$0.001 par value; 72,000,000 shares authorized; issued and outstanding 37,894,752 shares	1	1
Dividends in excess of paid-in capital	(35,996)	(37,144)
Retained earnings	136,835	71,391
Accumulated other comprehensive loss	(59,985)	(53,630)
Total stockholders' equity	40,855	(19,382)
Total Liabilities and Stockholders' Equity	$780,798	$666,017

See accompanying Notes to Consolidated Financial Statements.

F-46

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

outstanding 10.75% Senior Secured Notes due 2018 of our wholly-owned subsidiary, CURO Intermediate, (ii) redeem our outstanding 12.00% Senior Cash Pay Notes due 2017, and (iii) pay fees, expenses, premiums and accrued interest in connection with the offering.

NOTE 11—STOCKHOLDERS' EQUITY

Stockholders' Equity

In connection with the formation of CURO in 2013, the stockholders entered into an Investor Rights Agreement. Under the Investor Rights Agreement, one of CURO investors, Freidman Fleisher & Lowe Capital Partners II, L.P. (and its affiliated funds, the "FFL Holders"), may request, any time after the sixth anniversary of their initial investment in the Company (which occurred in September 2008), that the Company repurchase their shares on terms to be negotiated by the parties in good faith. If no agreement can be reached on the repurchase terms, the FFL Holders can request that the Company be solicited for sale of all of its capital.

Common Stock

We have authorized 72 million shares of common stock. As of December 31, 2016 and 2015, we had issued 37,894,752 shares of common stock.

In connection with the 2011 acquisition of Cash Money, the Company issued 1,894,752 of its common stock to the J.P. Genova Family Trust as partial consideration to the Seller. The shares represented 5% of our outstanding common equity and $13.0 million of the purchase price.

In connection with the adoption of the 2010 Equity Incentive Plan (the "Plan"), we reserved for issuance under the Plan and for issuance upon exercise of the stock options under the Plan, 1,800,000 shares of common stock. In 2013, the Plan was amended to increase the number of shares available for issuance to 2,160,000 shares.

NOTE 12—SHARE-BASED COMPENSATION

The 2010 Equity Incentive Plan (the "Plan") was originally approved by the Company's shareholders in November 2010, and amended in December 2013. The Plan provides for the issuance of up to 2,160,000 shares, subject to certain adjustment provisions described in the Plan. The Plan provides for the granting of stock options, restricted stock, and stock grants. Awards may be granted to employees, consultants and directors of the Company. The Plan provides that shares of Class B common stock subject to awards granted become available for issuance if such awards expire, terminate, are canceled for any reason, or are forfeited by the recipient. Pursuant to the formation of CURO, all of the rights and obligations under the stock option agreements were transferred from CFTC. Thus, the outstanding and unexercised options now represent an option to purchase the same number of shares of common stock of CURO at the same exercise price and on the same terms and conditions as provided in the original option agreement. No awards may be granted after November 30, 2020.

Stock options are awards which allow the grantee to purchase shares of our common stock at prices equal to the fair value at the date of grant. The stock options that have been granted under the Plan thus far all vest at a rate of 20% per year over a 5-year period, have a term of 10 years and are subject to limitations on transferability.

We measure the cost of share-based compensation at fair value on the grant date and recognize such cost in the financial statements on a straight-line basis over the requisite service period of the awards. For the year ended December 31, 2016, the fair value of each stock option grant was estimated at the date of the grant using a

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21—EARNINGS PER SHARE

The following presents the computation of basic earnings per share (in thousands, except per share amounts):

	Year Ended December 31,	
	2016	**2015**
Basic(1):		
Net income	$65,444	$17,769
Weighted average common shares	37,908	37,908
Basic earnings per share	$ 1.73	$ 0.47

(1) The per share information has been adjusted to give effect to the 36-to-1 stock split of the Company's common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

The following computation reconciles the differences between the basic and dilutes earnings per share presentations (in thousands, except per share amounts):

	Year Ended December 31,	
	2016	**2015**
Diluted(1):		
Net income	$65,444	$17,769
Weighted average common shares (basic)	37,908	37,908
Dilutive effect of stock options	895	987
Weighted average common shares—diluted	38,803	38,895
Diluted earnings per share	$ 1.69	$ 0.46

(1) The per share information has been adjusted to give effect to the 36-for-1 stock split of the Company's common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement.

Potential common shares that would have the effect of increasing diluted earnings per share or decreasing diluted loss per share are considered to be anti-dilutive and as such, these shares are not included in calculating diluted earnings per share. For the fiscal years ended December 31, 2016 there were 72,000 potential common shares not included in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 22—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On May 12, 2011, in connection with the acquisition of Cash Money, CURO Intermediate issued and sold $250.0 million aggregate principal amount 10.75% senior secured notes due May 15, 2018. The Senior Secured Notes were sold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"); or outside the United States to non-U.S. Persons in compliance with Regulation S of the Securities Act. Subsequent offerings of $90.0 million and $100.0 million aggregate principal amounts were sold on May 14, 2012 and February 5, 2013, respectively.

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)   CURO as the parent company of all entities listed below;

(ii) CFTC as the parent company of CURO Intermediate and the subsidiary guarantors and the other subsidiaries of the Company;

F-87

CURO GROUP HOLDINGS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Legal Proceedings: Harrison, et al v. Principal Investments, Inc. et al

On June 7, 2017, the parties in the *Harrison, et al v. Principal Investments, Inc. et al* class action lawsuit reached a settlement. At a hearing before the District Court in Clark County, Nevada, on July 10, 2017 the terms of the settlement were outlined before the Court and a fairness hearing was scheduled for July 24, 2017. In the opinion of management, the cost of such settlement should not have a material adverse effect on our financial position, results of operations or liquidity.

The Company evaluated and disclosed subsequent events through July 12, 2017, which represents the date as of which the financial statements were available to be issued.

Stock Split

On November 8, 2017, the Board of Directors of the Company approved a 36-for-1 stock split of its common stock that will occur prior to the effectiveness of the Registration Statement. The stock split and related amendment to the certificate of incorporation will result in a thirty-six times increase in the number of authorized and outstanding shares of common stock. In addition, the Company plans to amend its certificate of incorporation prior to the effectiveness of the registration statement to increase the number of authorized shares. All share and per share amounts for all periods presented within these consolidated financial statements have been adjusted to reflect the impact of the stock split.

NOTE 24 – SUBSEQUENT EVENTS (UNAUDITED)

As described in Note 23, the Company is reissuing its 2016 financial statements to reflect a stock split approved on November 8, 2017. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since July 12, 2017 and through November 8, 2017 that require recognition or disclosure in the 2016 financial statements and believes that there are no such events.

| PROJECT CAMELOT (CUR | Donnelley Financial | VDI-W7-PR3-0728 12.5.9 | ADG davip0cm | 08-Nov-2017 03:40 EST | | 418937 II 1 | 21* |
| PROSPECTUS | START PAGE | | NYM | 06-Nov-2017 13:29 EST | COMP | PS PMT | 1C |

`200Ff@Tuxr$k9o#M`

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, the NYSE listing fee and the transfer agent and registrar fees and expenses:

(in thousands)

SEC registration fee	$ 15,272
FINRA filing fee	$ 17,750
NYSE listing fee	$ 25,000
Printing and engraving expenses	$ 900,000
Legal fees and expenses	$2,500,000
Accounting fees and expenses	$ 915,000
Transfer agent and registrar fees and expenses	$ 5,000
Miscellaneous	$ 100,000
Total	$4,478,022

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers and directors under certain circumstances and subject to certain limitations. The terms of Section 145 of the General Corporation Law of the State of Delaware are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the registrant's amended and restated certificate of incorporation, to be in effect upon the completion of this offering, includes provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

- any breach of the director's duty of loyalty to the registrant or its stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- under Section 174 of the General Corporation Law of the State of Delaware (regarding unlawful dividends and stock purchases); or
- any transaction from which the director derived an improper personal benefit.

To the extent Section 102(b)(7) is interpreted, or the General Corporation Law of the State of Delaware is amended, to allow similar protections for officers of a corporation, such provisions of the registrant's amended and restated certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the General Corporation Law of the State of Delaware, the amended and restated bylaws of the registrant, to be in effect upon the completion of this offering, provide that:

- The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering#
3.2	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering#
4.1	Form of common stock certificate
4.2	Form of Amended and Restated Investors Rights Agreement between the Registrant and the investors listed on the signature pages thereto, to be in effect upon the completion of this Offering
5.1	Opinion of Willkie Farr & Gallagher LLP
10.1	Loan Agreement, dated November 17, 2016, by and among CURO Receivables Finance I, LLC, the borrowers party thereto, the financial institutions party thereto and Victory Park Management, LLC, as agent#∞
10.2	First Amendment to Loan Agreement, dated May 5, 2017, by and among CURO Receivables Finance I, LLC, CURO Receivables Holdings I, LLC, the lenders party thereto and Victory Park Management, LLC, as administrative agent and collateral agent#
10.3	Indenture, dated February 15, 2017, by and between CURO Financial Technologies Corp., the guarantors party thereto and TMI Trust Company, as trustee and collateral agent#
10.4	CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.) 2010 Equity Incentive Plan and form of Stock Option Agreement#+
10.5	CURO Group Holdings Corp. 2017 Incentive Plan+
10.6	CURO Group Holdings Corp. Employee Stock Purchase Plan+
10.7	CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.) Nonqualified Deferred Compensation Plan, dated June 1, 2015#+
10.8	2016 Annual Corporate Incentive Plan#+
10.9	Employment and Non-Competition Agreement, dated January 13, 2012, by and between Donald F. Gayhardt, Jr. and CURO Financial Technologies Corp. (f/k/a Speedy Cash Holdings Corp.)#+
10.10	Employment and Non-Competition Agreement, dated January 1, 2017, by and between Donald F. Gayhardt, Jr. and CURO Financial Technologies Corp.#+
10.11	Employment and Non-Competition Agreement, dated March 5, 2016, by and between William Baker and CURO Group Holdings Corp. (f/k/a Speedy Group Holdings Corp.)#+
10.12	Employment and Non-Competition Agreement, dated April 10, 2017, by and between Terry Pittman and CURO Group Holdings Corp.#+
10.13	Form of 2013 Special Bonus Notice#+
10.14	Form of 2017 Special Bonus Notice#+
10.15	2017 Annual Corporate Incentive Plan#+
10.16	Subordinated Note, dated May 12, 2011, issued by Cash Money Cheque Cashing Inc. (as successor by merger to Cash Money Acquisition Inc.) to The J.P. Genova Family Trust#
10.17	Commercial Lease Agreement, dated December 22, 2007, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)#
10.18	Letter Agreement, dated June 8, 2012, by and between CDM Development, LLC and CURO Management LLC (f/k/a Tiger Financial Management, LLC)#

Exhibit No.	Description
10.58	Form of 2017 August Special Bonus Notice#+
10.59	Form of October 2017 Special Bonus Notice#+
10.60	Amendment Number 1 to Donald F. Gayhardt's Employment and Non-Competition Agreement, dated as of November 8, 2017+
10.61	Form of Additional Notes Bonus Notice
21.1	List of Subsidiaries#
23.1	Consent of Grant Thornton LLP
23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page to registration statement)#
99.1	Consent of Director Nominee (Andrew Frawley)#
99.2	Consent of Director Nominee (Dale E. Williams)#

\# Previously filed.
* To be filed by amendment.
\+ Indicates management contract or compensatory plan, contract or arrangement.
∞ Confidential treatment pursuant to Rule 406 under the Securities Act has been requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021391 12.5.9	ADG feucs0nd	14-Nov-2017 12:35 EST		418937 II 8	12*
PROSPECTUS	START PAGE		NYM	06-Nov-2017 13:29 EST	COMP	PS PMT	1C

200Ff@TuxtsIh%ut]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on this [●]th day of November, 2017.

CURO GROUP HOLDINGS CORP.

By: /s/ Don Gayhardt

Name: Don Gayhardt
Title: President and Chief Executive Officer

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021391 12.5.9	ADG feucs0nd	**14-Nov-2017 12:36 EST**		**418937 II 9** 26*
PROSPECTUS			NYM	**06-Nov-2017 13:29 EST**	**COMP**	PS PMT 1C

200Ff@TuxtsmPS6Mh

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Don Gayhardt Don Gayhardt	President, Chief Executive Officer and Director (Principal Executive Officer)	November [●], 2017
/s/ Roger Dean Roger Dean	Treasurer, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November [●], 2017
* Doug Rippel	Executive Chairman	November [●], 2017
* Chad Faulkner	Director	November [●], 2017
* Mike McKnight	Director	November [●], 2017
* Christopher A. Masto	Director	November [●], 2017
* Karen Winterhof	Director	November [●], 2017

* Pursuant to Power of Attorney.

By: /s/ Roger Dean
                Roger Dean
                Attorney-in-Fact

Exhibit B



200Ff@Tuxvsp#oSM]

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021227 12.5.9	ADG quinr0nd	21-Nov-2017 14:44 EST		418937 TX 46	55*
PROSPECTUS	START PAGE		NYM	21-Nov-2017 14:34 EST	CURR	PS PMT	1C

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

- on an actual basis;

- on an as adjusted basis to give effect to (1) the issuance of $135 million aggregate principal amount of additional 12.00% Senior Secured Notes by CFTC and (2) our declaration and payment of a $140 million dividend, all of which occurred on November 2, 2017, collectively referred to as the Offering Adjustments; and

- on a pro forma basis to give effect to the Offering Adjustments, the issuance and sale by us of 6,666,667 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and our receipt and application of the net proceeds therefrom as described in "Use of Proceeds."

The information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with "Summary," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Underwriting" and our unaudited interim and audited annual consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2017		
(in thousands, except share data)	Actual	As Adjusted	Pro Forma(2)
Cash and cash equivalents(1)	$ 95,545	$ 90,545	$ 90,545
Debt			
Non-Recourse U.S. SPV Facility	$116,590	$116,590	$116,590
12.00% Senior Secured Notes(3)	470,000	605,000	526,000
Subordinated shareholder debt	2,401	2,401	2,401
Total debt	588,991	723,991	644,991
Equity			
Common Stock, $0.001 par value; 72,000,000 shares authorized and 37,894,752 shares issued and outstanding, actual; and 225,000,000 shares authorized and 37,894,752 shares issued and outstanding, pro forma(4)	$ 1	$ 1	$ 1
(Dividends in excess of paid-in capital)/ Paid-in capital	(35,686)	(35,686)	52,814
Retained earnings	143,079	3,079	(6,421)
Accumulated other comprehensive loss	(41,504)	(41,504)	(41,504)
Total stockholders' equity(5)	65,890	(74,110)	4,890
Total capitalization	$654,881	$649,881	$649,881

(1) As Adjusted amount does not reflect the payment of fees and expenses related to the Additional Notes Offering or any issue premium associated with the 12.00% Senior Secured Notes.

(2) Each $1.00 of increase (decrease) in the public offering price per share would increase (decrease) our total stockholders' equity by $5.6 million (assuming the underwriters do not exercise their option to purchase additional shares).

(3) As Adjusted amount does not reflect any issue premium associated with the 12.00% Senior Secured Notes.

(4) The information regarding our common stock takes into account a 36-for-1 split of our common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement and the pro forma information regarding our common stock also takes into account the filing of our amended and restated certificate of incorporation, that will occur immediately prior to the closing of this offering.

(5) Pro Forma amount includes the payment of a 12.00% premium in connection with the redemption of the 12.00% Senior Secured Notes as described in "Use of Proceeds."



| PROJECT CAMELOT (CUR | Donnelley Financial | NY8690AM021227 12.5.9 | ADG quinr0nd | 21-Nov-2017 14:45 EST | | 418937 TX 47 | 50* |
| PROSPECTUS | START PAGE | | NYM | 21-Nov-2017 14:34 EST | CURR | PS PMT | 1C |

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the total number of shares of common stock outstanding as of September 30, 2017.

Our net tangible book value as of September 30, 2017 was a deficit of $112.8 million, or $2.98 per share of common stock. After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses, our net tangible book value as of September 30, 2017 would have been a deficit of $24.3 million, or approximately $0.55 per share. This amount represents an immediate increase in net tangible book value of $2.43 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $15.55 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$15.00
Net tangible book value (deficit) per share as of September 30, 2017. . . . . $(2.98)	
Increase in net tangible book value per share attributable to new investors in this offering . . . . . $ 2.43	
Net tangible book value (deficit) per share after this offering.	$ (0.55)
Dilution per share to new investors	$15.55

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our net tangible book value after the offering by approximately $6.2 million, or approximately $0.13 per share, and the dilution per share to investors participating in this offering by approximately $0.86 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase 1,000,000 additional shares of common stock from us in this offering, the net tangible book value per share after the offering would be a deficit of $0.23 per share, the increase in the net tangible book value per share to existing stockholders would be $2.75 per share and the dilution to new investors purchasing common stock in this offering would be $15.23 per share.

We have not issued any shares of common stock in the last five years.

Following this offering, our existing stockholders will hold 85.04% of our common stock, and new investors will hold 14.96% of our common stock (excluding options and restricted stock unit awards granted to existing stockholders). If the underwriters fully exercise their option to purchase additional shares, our existing stockholders would hold 83.17% of our common stock, and new investors would hold 16.83% of our common stock.

The above discussion is based on 37,894,752 shares of common stock outstanding as of September 30, 2017 after giving effect to a 36-for-1 split of our common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement, and excludes:

- 1,977,480 shares of our common stock issuable upon the exercise of options outstanding as of November 8, 2017 at a weighted average price of $3.04 per share;

47

<u>Exhibit C</u>


200Ff@Tuxvzpct&MX

PROJECT CAMELOT (CUR	Donnelley Financial	NY8690AM021227 12.5.9	ADG leebe0ny	21-Nov-2017 21:57 EST		418937 TX 47	51*
PROSPECTUS	START PAGE		NYM	21-Nov-2017 14:34 EST	CURR	PS PMT	1C

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the total number of shares of common stock outstanding as of September 30, 2017.

Our net tangible book value as of September 30, 2017 was a deficit of $112.8 million, or $2.98 per share of common stock. After giving effect to the Offering Adjustments, our tangible net book value as of September 30, 2017 would have been a deficit $252.8 million, or approximately $6.67 per share. After giving effect to the Offering Adjustments, the issuance and sale by us of 6,666,667 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and the deduction of estimated underwriting discounts and estimated offering expenses, our net tangible book value as of September 30, 2017 would have been a deficit of $164.3 million, or approximately $3.69 per share. This amount represents an immediate increase in net tangible book value of $2.98 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $18.69 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share as of September 30, 2017 (after giving effect to the Offering Adjustments)	$(6.67)	
Increase in net tangible book value per share attributable to new investors in this offering	$ 2.98	
Net tangible book value (deficit) per share after this offering.		$ (3.69)
Dilution per share to new investors		$18.69

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our net tangible book value after the offering by approximately $6.2 million, or approximately $0.14 per share, and the dilution per share to investors participating in this offering by approximately $0.86 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their option in full to purchase 1,000,000 additional shares of common stock from us in this offering, the net tangible book value per share after the offering would be a deficit of $3.30 per share, the increase in the net tangible book value per share to existing stockholders would be $3.37 per share and the dilution to new investors purchasing common stock in this offering would be $18.30 per share.

We have not issued any shares of common stock in the last five years.

Following this offering, our existing stockholders will hold 85.04% of our common stock, and new investors will hold 14.96% of our common stock (excluding options and restricted stock unit awards granted to existing stockholders). If the underwriters fully exercise their option to purchase additional shares, our existing stockholders would hold 83.17% of our common stock, and new investors would hold 16.83% of our common stock.

The above discussion is based on 37,894,752 shares of common stock outstanding as of September 30, 2017 after giving effect to a 36-for-1 split of our common stock approved by our board of directors on November 8, 2017 that will occur prior to the effectiveness of the Registration Statement, and excludes:

- 1,977,480 shares of our common stock issuable upon the exercise of options outstanding as of November 8, 2017 at a weighted average price of $3.04 per share;